SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

I. Activities and Remuneration of Outside Directors, etc.

1.	Attendance and Voting Record of Outside Directors, etc.

	Date	Agenda	Remark	Name of Outside Directors					Non- standing Director
				Jin Jang (Attend ance rate: 100%)	Joon Park (Attend ance rate: 88%)	Sung Sik Hwang (Attend ance rate: 100%)	Kun Tai Han (Attend ance rate: 100%)	Byoun gho Lee (Attend ance rate: 100%)	Hyun- Hwoi Ha (Attend ance rate: 88%)
1	2018.01.22	Report on resolutions passed by the management committee	Reported	—	—	—	—	Newly appointed at FY2017 AGM	—
		Report on 2017 Q4 financial and operating results	Reported	—	—	—	—		—
		Report on operation of internal accounting controls	Reported	—	—	—	—		—
		Approval of FY2017 financial statements	Approved	For	Absent	For	For		For
		Approval of FY2017 annual business report	Approved	For	Absent	For	For		For
		Approval of change in composition of Outside Director Nomination Committee	Approved	For	Absent	For	For		For
2	2018.02.20	Report on operation and evaluation of internal accounting control system	Reported	—	—	—	—		—
		Report on operation of the compliance system	Reported	—	—	—	—		—
		Approval of convening of the FY2017 Annual General Meeting of shareholders	Approved	For	For	For	For		For
		Approval of FY2017 AGM agenda items	Approved	For	For	For	For		For
		1) Approval of Consolidated & Separate Financial Statements of FY2017	Approved	For	For	For	For		For
		2) Appointment of Directors	Approved	For	For	For	For		For
		3) Appointment of Audit Committee Member	Approved	For	For	For	For		For
		4) Approval of Remuneration Limit for Directors in 2018	Approved	For	For	For	For		For
3	2018.03.15	Approval of Chairman of Board of Directors election	Approved	Retired at FY2017 AGM	For	For	For	For	For
		Approval of representative director nomination	Approved		For	For	For	For	For
		Approval of internal transaction	Approved		For	For	For	For	For
		Approval of remuneration for executive officers & other agenda	Approved		For	For	For	For	For
		1) Approval of remuneration for executive officers	Approved		For	For	For	For	For
		2) Approval of HR personnel policy revision for executive officers	Approved		For	For	For	For	For
		3) Approval of company advisor compensation to the retired executive officers who are outplaced in 2018	Approved		For	For	For	For	For
		4) Approval of the remuneration for board directors in 2017	Approved		For	For	For	For	For
		5) Approval of the performance-based bonus targets for executive officers in 2018	Approved		For	For	For	For	For

4	2018.04.24	Report on 2018 Q1 financial and operating results	Reported	—	—	—	—	—
		Approval of transactions with significant shareholders	Approved	For	For	For	For	For
5	2018.07.24	Report on 2018 Q2 financial and operating results	Reported	—	—	—	—	—
		Report on resolutions passed by the management committee	Reported	—	—	—	—	—
		Approval of long-term debt	Approved	For	For	For	For	For
6	2018.10.23	Report on 2018 Q3 financial and operating results	Reported	—	—	—	—	—
7	2018.11.28	Report on issuance of bonds in 2nd half of 2018	Reported	—	—	—	—	—
		Approval of executive officer appointments	Approved	For	For	For	For	For
		Approval of FY2019 limits on issuance of bonds	Approved	For	For	For	For	For
		Review of FY2018 achievement and approval of FY2019 business plan	Approved	For	For	For	For	For
		Approval of transactions with the largest shareholder and special persons concerned	Approved	For	For	For	For	For
		Approval of transaction limit with major shareholders and other related parties	Approved	For	For	For	For	For
		Re-approval of facility sales contract to offshore subsidiaries	Approved	For	For	For	For	For
		Approval of license agreement for LG brand	Approved	For	For	For	For	For
		Approval of LG Twin Tower lease agreement	Approved	For	For	For	For	For
		Approval of change in composition of Audit Committee	Approved	For	For	For	For	For
8	2018.12. 20	Approval of executive officer appointments	Approved	For	For	For	For	Absent

2.	Activities of Outside Directors, etc. in Committees of the Board of Directors

	Date	Agenda	Remarks
1	2018.01.22	The independent auditor’s report on audit progress	Reported
		Report of 2017 Q4 financial statements	Reported
		Report on FY2017 financial statements	Reported
		Report on the actual status regarding operation of the internal accounting management system	Reported
		Report on review of 2017 Q4 financial statements	Reported
		Report on internal audit	Reported
		Report on Audit Committee self-evaluation	Reported
		Report on FY2017 annual business report	Reported

2	2018.02.20	Evaluation on the actual status of the internal accounting management system	Approved
		Evaluation on the current status regarding operation of the internal monitoring system	Approved
		Drafting and submission of FY2017 audit report	Approved
		Approval of audit and relevant audit-services by the independent auditor	Approved
		Report on operation of the compliance system	Reported
		Report on review of AGM agenda and documents	Reported
		Report on review of FY2017 financial statements	Reported
3	2018.03.15	Approval of appointment of Chairman of Audit Committee	Approved
4	2018.04.24	The independent auditors report on audit progress	Reported
		Report on 2018 Q1 financial statements	Reported
		Report on review of 2018 Q1 financial statements	Reported
		Report on internal audit	Reported
5	2018.07.24	Approval of non-audit security related services	Approved
		The independent auditors report on audit progress	Reported
		Report on 2017 Q2 financial statements	Reported
		Report on review of 2017 Q2 financial statements	Reported
		Report on internal audit	Reported
6	2018.10.23	Approval of audit and relevant audit-services of overseas subsidiary by the independent auditor	Approved
		The independent auditors report on audit progress	Reported
		Report on internal audit	Reported
		Report on review of 2018 Q3 financial statements	Reported
		Report on 2018 Q3 financial statements	Reported
7	2018.11.28	Report on internal audit	Reported
8	2018.12.20	Approval of audit and relevant audit-services by the independent auditor	Approved

3.	Remuneration of Outside Directors & Non-Standing Directors

					(KRW Million)
	Number of Persons	Remuneration Limit*	Results	Average Payment per Person	Remarks
Outside Director	4	8,500	319	79.8	—
Non-standing Director	1		—	—	—

*	Remuneration limit for the total 7 directors, including 2 standing directors & 1 non-standing director.

II. Accumulated Transaction Amount of LG Display Co., Ltd with each of its Major Shareholders or their Affiliates, which was equivalent to [5]% or more of 2018 Total Assets or Revenue in Separate Financial Statement.

(KRW Million)

Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Assets Ratio*(%)	Revenue Ratio*(%)
Sales/Purchase	LG Display America Inc. (Subsidiary)	Jan. 1, 2018 ~ Dec. 31, 2018	8,944,630	33%	40%
Sales/Purchase	LG Display Japan Co., Ltd. (Subsidiary)	Jan. 1, 2018 ~ Dec. 31, 2018	2,415,595	9%	11%
Sales/Purchase	LG Display Germany GmbH (Subsidiary)	Jan. 1, 2018 ~ Dec. 31, 2018	1,802,037	7%	8%
Sales/Purchase	LG Display Taiwan Co., Ltd. (Subsidiary)	Jan. 1, 2018 ~ Dec. 31, 2018	1,489,015	6%	7%
Sales/Purchase	LG Display Nanjing Co., Ltd. (Subsidiary)	Jan. 1, 2018 ~ Dec. 31, 2018	1,368,719	5%	6%
Sales/Purchase	LG Display Guangzhou Co., Ltd. (Subsidiary)	Jan. 1, 2018 ~ Dec. 31, 2018	2,010,518	7%	9%
Sales/Purchase	LG Display Shenzhen Co., Ltd. (Subsidiary)	Jan. 1, 2018 ~ Dec. 31, 2018	1,312,092	5%	6%
Sales/Purchase	LG Display Yantai Co., Ltd. (Subsidiary)	Jan. 1, 2018 ~ Dec. 31, 2018	1,420,876	5%	6%
Sales/Purchase	LG Display (China) Co., Ltd. (Subsidiary)	Jan. 1, 2018 ~ Dec. 31, 2018	1,411,534	5%	6%

Sales/Purchase	LG Electronics Inc.(Largest Shareholder)	Jan. 1, 2018 ~ Dec. 31, 2018	1,800,949	7%	8%

Sales/Purchase.	Serve one Co., Ltd. (Affiliate)	Jan. 1, 2018 ~ Dec. 31, 2018	1,129,063	4%	5%

* Ratio in comparison with total assets or revenue, as applicable, in FY 2018

II-I. Individual Transactions of LG Display Co., Ltd with each of its Major Shareholders or their Affiliates, which was equivalent to 1% or more of 2018 Total Assets.

(KRW 100 Million)

Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Ratio*(%)
—	—	—	—	—

III. Reference Relating to AGM

1.	Matters Relating to the Annual General Meeting

A.	Date and Time: 9:30 A.M., March 15, 2019 (Friday)

B.	Venue : Guest House, LG Display Paju Display Cluster. 245, LG-ro, Wollong-myeon, Paju-si, Gyeonggi-do, Republic of Korea

2.	Agenda for Meeting

A.	For Reporting

(1) Audit Committee’s Audit Report

(2) Fiscal Year 2018 Business Report

(3) Report on operation of internal accounting controls

B.	For Approval

(1)  Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2018

(2)  Amendment to the Articles of Incorporation

(3)  Appointment of Directors

3-1: Appointment of non-standing director (Young Soo Kwon)

3-2: Appointment of outside director (Kun Tai Han)

3-3: Appointment of outside director (Chang-Yang Lee)

3-4: Appointment of standing director (Dong Hee Suh)

(4)  Appointment of Audit Committee Member

4-1: Appointment of Audit Committee Member (Kun Tai Han)

4-2: Appointment of Audit Committee Member (Chang-Yang Lee)

(5)  Remuneration Limit for Directors in 2018 (KRW 8.5 billion)

3.	Details of Agenda for Approval

A.	Agenda 1: Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2018

(1) Business Performance in FY 2018

A. Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of December 31, 2018, in Korea we operated TFT-LCD and OLED production facilities and a research center in Paju and TFT-LCD production facilities in Gumi. We have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2018, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2018 Financial highlights by business (based on K-IFRS)
(Unit: In 100 millions of Won)
2018	Display Business
Sales	243,336
Gross Profit	30,853
Operating Profit (Loss)	929

B. Major products

We manufacture TFT-LCD panels, of which a significant majority is exported overseas.

(Unit: In billions of Won, except percentages)

Business area	Sales Type	Items (Market)	Usage	Major trademark	Sales in 2018 (%)
Display	Product/ Service/ Other Sales	Display Panel (Overseas (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	22,747 (93%)
		Display Panel (Korea (1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	1,590 (7%)
Total					24,336 (100%)

(1)	Based on ship-to-party.

(C) Consolidated Financial Statements

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

(In millions of won)	Note	December 31, 2018		December 31, 2017
Assets
Cash and cash equivalents	4, 26	~~W~~	2,365,022	2,602,560
Deposits in banks	4, 26		78,400	758,078
Trade accounts and notes receivable, net	5, 14, 26 28		2,829,163	4,325,120
Other accounts receivable, net	5, 26		169,313	164,827
Other current financial assets	6, 26		46,301	27,252
Inventories	7		2,691,203	2,350,084
Prepaid income taxes			4,516	3,854
Other current assets	5		546,048	241,928
Non-current Assets Held for Sale			70,161

Total current assets			8,800,127	10,473,703
Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		113,989	122,507
Other non-current accounts receivable, net			11,448	8,738
Other non-current financial assets	6, 26		144,214	59,836
Property, plant and equipment, net	9		21,600,130	16,201,960
Intangible assets, net	10		987,642	912,821
Deferred tax assets	24		1,136,166	985,352
Other non-current assets	5		381,983	394,759

Total non-current assets			24,375,583	18,685,984

Total assets		~~W~~	33,175,710	29,159,687

Liabilities
Trade accounts and notes payable	26, 28	~~W~~	3,087,461	2,875,090
Current financial liabilities	11, 26		1,553,907	1,452,926
Other accounts payable	26		3,566,629	3,169,937
Accrued expenses			633,346	812,615
Income tax payable			105,900	321,978
Provisions	13		98,254	76,016
Advances received	14		834,010	194,129
Other current liabilities	13		74,976	75,991

Total current liabilities			9,954,483	8,978,682
Non-current financial liabilities	11, 26		7,030,628	4,150,192
Non-current provisions	13		32,764	28,312
Defined benefit liabilities, net	12		45,360	95,447
Long-term advances received	14		1,114,316	830,335
Deferred tax liabilities	24		15,087	24,646
Other non-current liabilities	13		96,826	70,563

Total non-current liabilities			8,334,981	5,199,495

Total liabilities			18,289,464	14,178,177

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			10,239,965	10,621,571
Reserves	15		(300,968)	(288,280)

Total equity attributable to owners of the Controlling Company			13,979,189	14,373,483

Non-controlling interests			907,057	608,027

Total equity			14,886,246	14,981,510

Total liabilities and equity		~~W~~	33,175,710	29,159,687

See accompanying notes to the consolidated financial statements.

b. Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017

(In millions of won, except earnings per share)	Note	2018		2017
Revenue	16, 17, 28	~~W~~	24,336,571	27,790,216
Cost of sales	7, 28		(21,251,305)	(22,424,661)

Gross profit			3,085,266	5,365,555
Selling expenses	19		(832,963)	(994,483)
Administrative expenses	19		(938,214)	(696,022)
Research and development expenses			(1,221,198)	(1,213,432)

Operating profit			92,891	2,461,618

Finance income	22		254,131	279,019
Finance costs	22		(326,893)	(268,856)
Other non-operating income	21		1,003,038	1,081,746
Other non-operating expenses	21		(1,115,233)	(1,230,455)
Equity in income of equity accounted investees, net	8		700	9,560

Profit before income tax			(91,366)	2,332,632
Income tax expense	23		(88,077)	(395,580)

Profit for the year			(179,443)	1,937,052

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		5,690	(16,260)
Other comprehensive income from associates and joint ventrues			20	441
Related income tax	12, 23		(1,169)	9,259

			4,541	(6,560)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	22, 23		—	—
Foreign currency translation differences for foreign operations	22, 23		(19,987)	(231,738)
Other comprehensive income (loss) from associates and joint ventures	23		37	905
Related income tax	23		—	—

			(19,950)	(230,833)

Other comprehensive income (loss) for the year, net of income tax			(15,409)	(237,393)

Total comprehensive income for the year		~~W~~	(194,852)	1,699,659

Profit attributable to:
Owners of the Controlling Company			(207,239)	1,802,756
Non-controlling interests			27,796	134,296

Profit for the year		~~W~~	(179,443)	1,937,052

Total comprehensive income attributable to:
Owners of the Controlling Company			(215,386)	1,596,394
Non-controlling interests			20,534	103,265

Total comprehensive income for the year		~~W~~	(194,852)	1,699,659

Earnings per share (In won)
Basic earnings per share	25	~~W~~	(579)	5,038

Diluted earnings per share	25	~~W~~	(579)	5,038

See accompanying notes to the consolidated financial statements.

C. Consolidated Statements of Changes in Equity (Appendix-1)

D. Consolidated Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from operating activities:
Profit for the year		~~W~~	(179,443)	1,937,052
Adjustments for:
Income tax expense	23		88,077	395,580
Depreciation	9,18		3,123,659	2,791,883
Amortization of intangible assets	10,18		430,906	422,693
Gain on foreign currency translation			(84,643)	(187,558)
Loss on foreign currency translation			138,452	174,919
Expenses related to defined benefit plans	12,20		179,880	198,241
Gain on disposal of property, plant and equipment			(6,620)	(101,227)
Loss on disposal of property, plant and equipment			15,048	20,030
Impairment loss on property, plant and equipment			43,601	—
Gain on disposal of intangible assets			(239)	(308)
Loss on disposal of intangible assets			—	30
Impairment loss on intangible assets			82	1,809
Reversal of impairment loss on intangible assets			(348)	(35)
Warranty expense			234,928	251,131
Finance income			(101,313)	(202,591)
Finance costs			173,975	142,591
Equity in income of equity method accounted investees, net	8		(701)	(9,560)
Other income			(3,310)	(16,812)
Other expenses			593	1,870

			4,232,027	3,882,686
Changes in
Trade accounts and notes receivable			1,304,963	484,592
Other accounts receivable			(56,870)	(3,004)
Inventories			(449,901)	(55,979)
Other current assets			(249,968)	180,844
Other non-current assets			(61,164)	(119,002)
Trade accounts and notes payable			267,358	113,590

Other accounts payable		(111,053)	106,930
Accrued expenses		(194,394)	181,509
Provisions		(217,984)	(210,973)
Other current liabilities		78,849	(585)
Defined benefit liabilities, net		(224,335)	(261,966)
Long-term advances received		948,276	1,020,470
Other non-current liabilities		24,510	5,974

		1,058,287	1,442,400
Cash generated from operating activities		5,110,871	7,262,138
Income taxes paid		(486,549)	(416,794)
Interests received		71,819	55,340
Interests paid		(212,019)	(136,483)

Net cash provided by operating activities	~~W~~	4,484,122	6,764,201

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from investing activities:
Dividends received		~~W~~	5,272	8,639
Proceeds from withdrawal of deposits in banks			1,454,561	2,206,148
Increase in deposits in banks			(775,239)	(1,803,718)
Acquisition of available-for-sale financial assets				(273)
Proceeds from disposal of available-for-sale financial assets				917
Acquisition of financial assets at fair value through profit or loss			(431)
Proceeds from disposal of financial assets at fair value through other comprehensive income			6
Acquisition of investments in equity accounted investees			(14,732)	(20,309)
Proceeds from disposal of investments in equity accounted investees			4,527	13,128
Acquisition of property, plant and equipment			(7,942,209)	(6,592,435)
Proceeds from disposal of property, plant and equipment			142,088	160,252
Acquisition of intangible assets			(480,607)	(454,448)
Proceeds from disposal of intangible assets			960	1,674
Government grants received			1,210	1,859
Receipt from settlement of derivatives			2,026	2,592
Increase in short-term loans			(7,700)	—
Proceeds from collection of short-term loans			15,968	1,118
Increase in long-term loans			(36,580)	(13,930)
Decrease in deposits			4,136	4,272
Increase in deposits			(58,794)	(2,648)
Proceeds from disposal of emission rights			10,200	6,090

Net cash used in investing activities			(7,675,338)	(6,481,072)

Cash flows from financing activities:	27
Proceeds from short-term borrowings			552,163	—
Repayments of short-term borrowings			(552,884)	(105,864)
Proceeds from issuance of debentures			828,169	497,959
Proceeds from long-term debt			3,882,959	1,195,415
Repayments of long-term debt			—	—
Repayments of current portion of long-term debt and debentures			(1,859,098)	(544,731)
Capital contribution from non-controlling interests			331,603	4,300
Subsidiaries’ dividends distributed to non-controlling interests			(51,085)	(5,929)
Dividends paid			(178,908)	(178,908)

Net cash provided by financing activities			2,952,919	862,242

Net increase in cash and cash equivalents			(238,297)	1,145,371
Cash and cash equivalents at January 1			2,602,560	1,558,696
Effect of exchange rate fluctuations on cash held			759	(101,507)

Cash and cash equivalents at December 31		~~W~~	2,365,022	2,602,560

See accompanying notes to the consolidated financial statements.

e. Notes to the Consolidated Financial Statements

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2018, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, Poland and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2018, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2018, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2018, there are 20,890,926 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2017

(In millions)

Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell Display products	USD	411
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell Display products	JPY	95
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	November 5, 1999	Sell Display products	EUR	1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell Display products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture Display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell Display products	CNY	4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture Display products	PLN	511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture Display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell Display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell Display products	USD	1.1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	April 19, 2010	Manufacture Display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell Display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell Display products	CNY	1.2
Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd.(*1)	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture Display products	USD	100
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and obtain technologies	USD	2-
LG Display High-Tech (China) Co., Ltd. (*3)	Guangzhou, China	69%	December 31	July 11, 2018	Manufacture Display products	CNY	6,517
Money Market Trust(*4)	Seoul, South Korea	100%	December 31	—	Money market trust	KRW	24,501

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2018, Continued

(*1)

For the year ended December 31, 2018, the Controlling Company contributed ~~W~~212,600 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”). There was no change in the Controlling Company’s ownership percentage in LGDVN as a result of this additional investment.

(*2)

For the year ended December 31, 2018, the Controlling Company established LG DISPLAY FUND I LLC in Wilmington, U.S.A. to invest in venture business and the Controlling Company has a 100% equity interest of this subsidiary.

(*3)

For the year ended December 31, 2018, the Controlling Company established LG Display High-Tech (China) Co., Ltd. in Guangzhou China to manufacture Display products and the Group has a 69% equity interest of this subsidiary.

(*4)	For the year ended December 31, 2018, the Controlling Company acquired and disposed interests in Money Market Trust (“MMT”) and the MMT amount as of December 31, 2018 is ~~W~~24,501 million.

~~W~~90,281 million and ~~W~~603,493 million, respectively, are attributable to the Controlling Company over the distributed dividends from consolidated subsidiaries for the years ended December 31, 2018 and 2017.

(c) Summary of financial information of subsidiaries at the reporting date is as follows:

(In millions of won)	December 31, 2018			2018
Subsidiaries	Total assets	Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	1,048,112	1,035,975	12,137	8,985,127	7,268
LG Display Japan Co., Ltd.	374,356	370,860	3,496	2,388,644	2,359
LG Display Germany GmbH	451,328	444,676	6,653	1,780,233	4,322
LG Display Taiwan Co., Ltd.	294,103	280,794	13,308	1,558,166	2,653
LG Display Nanjing Co., Ltd.	1,397,886	758,499	639,387	1,738,895	55,623
LG Display Shanghai Co., Ltd.	931,773	921,289	10,483	994,258	5,977
LG Display Poland Sp. z o.o.	165,079	5,308	159,771	38,437	249
LG Display Guangzhou Co., Ltd.	2,689,670	1,860,804	828,866	2,366,355	293,222
LG Display Shenzhen Co., Ltd.	50,337	43,636	6,701	1,370,364	3,386
LG Display Singapore Pte. Ltd.	152,768	149,405	3,363	1,099,288	2,471
L&T Display Technology (Fujian) Limited	293,025	231,955	61,070	1,156,111	(1,937)
LG Display Yantai Co., Ltd.	1,336,692	989,121	347,570	1,459,165	53,480
Nanumnuri Co., Ltd.	5,171	3,757	1,414	22,964	295
LG Display (China) Co., Ltd.	2,780,364	932,526	1,847,838	2,573,254	106,269
Unified Innovative Technology, LLC	4,898	3	4,895	—	(986)
LG Display Guangzhou Trading Co., Ltd.	485,800	483,502	2,298	807,536	1,266
Global OLED Technology, LLC	81,922	18,537	63,386	7,962	(5,232)
LG Display Vietnam Haiphong Co., Ltd.	2,342,774	1,963,922	378,852	871,755	60,923
Suzhou Lehui Display Co., Ltd	212,138	95,359	116,779	365,914	5,018
LG DISPLAY FUND I LLC	7	—	7	—	(2,242)
LG Display High-Tech (China) Co., Ltd.	3,258,830	2,208,244	1,050,585	—	(10,152)

	18,357,033	12,798,172	5,558,859	29,584,428	584,232

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2017			2017
Subsidiaries	Total assets	Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	1,805,429	1,801,175	4,254	11,000,647	268
LG Display Japan Co., Ltd.	245,128	244,041	1,087	2,484,558	263
LG Display Germany GmbH	519,989	517,559	2,430	1,846,424	1,441
LG Display Taiwan Co., Ltd.	450,202	439,753	10,449	1,699,164	2,303
LG Display Nanjing Co., Ltd.	690,353	101,291	589,062	527,566	45,649
LG Display Shanghai Co., Ltd.	723,893	719,200	4,693	1,334,361	3,288
LG Display Poland Sp. z o.o.	173,243	8,419	164,825	35,722	1,228
LG Display Guangzhou Co., Ltd.	1,864,870	1,321,134	543,735	2,544,600	143,402
LG Display Shenzhen Co., Ltd.	230,670	227,288	3,383	1,870,152	2,384
LG Display Singapore Pte. Ltd.	365,426	364,604	822	968,583	1,082
L&T Display Technology (Fujian) Limited	322,684	259,558	63,126	1,348,391	(6,912)
LG Display Yantai Co., Ltd.	1,239,341	944,190	295,152	2,212,055	102,017
Nanumnuri Co., Ltd.	5,659	4,540	1,119	21,530	109
LG Display (China) Co., Ltd.	3,395,779	1,473,781	1,921,998	2,922,116	458,940
Unified Innovative Technology, LLC	5,664	14	5,650	—	(1,025)
LG Display Guangzhou Trading Co., Ltd.	98,079	97,038	1,041	626,322	852
Global OLED Technology, LLC	79,429	13,616	65,813	8,160	(4,779)
LG Display Vietnam Haiphong Co., Ltd.	1,066,218	976,339	89,879	148,725	(14,543)
Suzhou Lehui Display Co., Ltd	202,661	90,123	112,538	408,797	3,721

	13,484,717	9,603,663	3,881,056	32,007,873	739,688

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 19, 2019, which will be submitted for approval to the shareholders’ meeting to be held on March 15, 2018.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The consolidated financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in the last annual financial statements, except for new significant judgments and key sources of estimation uncertainty related to the application of K-IFRS No. 1109, K-IFRS No. 1115 in Note 3 and the change in useful life of Mask and Mold.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(j), 13 and 14(a))

•	Measurement of defined benefit obligations (note 12)

•	Deferred tax assets and liabilities (note 24)

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its consolidated financial statements are as follows:

(a)	Consolidation

(i) Business Combinations

The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1109. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

(ii) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

(iii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iv) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

3.	Summary of Significant Accounting Policies, Continued

(a)	Consolidation, Continued

(v) Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or joint ventures uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(vi) Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

3.	Summary of Significant Accounting Policies, Continued

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, including goodwill and fair value adjustments arising on acquisition, are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. However, if the operation is a non-wholly-owned subsidiary, then the relevant proportionate share of the translation difference is allocated to the non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

(c)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

3.	Summary of Significant Accounting Policies, Continued

(d)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(e)	Financial Instruments

(i) Non-derivative financial assets

Under K-IFRS No. 1109, on initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI-debt investment; FVOCI-equity investment; or FVTPL. The classification of financial assets under K-IFRS 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	It is held within a business model whose objective is to hold assets to collect contractual cash flow; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

The following accounting policies apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2017, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Share Capital

The Group only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(iv) Derivative financial instruments, Continued

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income. The Group discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore or if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them any more or if the hedging instruments expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

3.	Summary of Significant Accounting Policies, Continued

Other derivative financial instruments

Derivative financial instruments are measured at fair value and changes of them not designated as a hedging instrument or not effective for hedging are recognized in profit or loss.

(f)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial yearend and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

Based on the review of the past accumulated usage information that became available, the Group management reassessed the economic useful life of the Mask and Mold which had previously been classified as inventory. The balances of such Mask and Mold inventories amounted to ~~W~~111,456 million as of December 31, 2017. Based on the results of the reassessment, the Group changed useful lives of Mask and Mold to two years and accounted for the change as a change in accounting estimate. The Group also changed the classification of Mask and Mold to property, plant and equipment

3.	Summary of Significant Accounting Policies, Continued

(g)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(h)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(i)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Group’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)

Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the consolidated statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j)	Impairment

(i) Financial assets

The Group recognized loss allowances for an ‘expected credit loss as below’.

•	Financial assets at amortized cost

•	Financial assets at fair value through other comprehensive income

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is recognized in OCI, instead of reducing the carrying amount of the asset.

3.	Summary of Significant Accounting Policies, Continued

(j)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

3.	Summary of Significant Accounting Policies, Continued

(k)	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(l)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

3.	Summary of Significant Accounting Policies, Continued

(l)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(m)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers.

The Group adopted K-IFRS No. 1115, Revenue from contracts with customers, as of January 1, 2018. K-IFRS No. 1115 establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model as below.

The steps in five-step model are as follows:

a) Identify the contract with a customer.

b) Identify the performance obligations in the contract.

c) Determine the transaction price.

d) Allocate the transaction price to the performance obligations in the contract.

e) Recognize revenue when (or as) the entity satisfies a performance obligation.

The consideration received from customers may be variable as the Group allows its customers to return of the Display Panel product.

The Group recognized refund liabilities as substantial amount compare to gross sales profit for expected return of goods until the end of December 31, 2018.

The Group shall estimate an amount of variable consideration by using the expected value or the most likely amount, depending on which method the entity expects to better predict the amount of consideration to which it will be entitled and include in the transaction price some or all of an amount of variable consideration estimated only to the extent that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when return period expires.

The Group shall recognize refund liability measured at the amount of consideration received (or receivable) to which the Group does not expect to be entitled and a new asset for the right to recover returned goods.

On the other hand, VAT received from customers and paid to the government is not recognized as gain comprehensive income statement

3.	Summary of Significant Accounting Policies, Continued

(n)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in note 17 to these consolidated financial statements.

(o)	Finance Income and Finance Costs

Financial income and financial expenses of the Group consist of the following:

•	interest income

•	Interest expenses

•	Dividend income

•	Other comprehensive income—net profit or loss on disposal of investment assets on debt instruments measured at fair value

•	Profit or loss—Net profit or loss on financial assets measured at fair value

•	Foreign exchange gains and losses on financial assets and financial liabilities

•	Amortized cost or other comprehensive income—impairment loss (or reversal of impairment loss) arising on investments in debt instruments measured at fair value

Interest income or expense is recognized using the effective interest method. Dividend income is recognized when the Group’s right to receive dividends is established. Interest expense on borrowings directly related to the acquisition, construction or production of qualifying assets is included in the acquisition cost of the related assets.

(p)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

3.	Summary of Significant Accounting Policies, Continued

(p)	Income Tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(q)	Earnings Per Share

The Group presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

3.	Summary of Significant Accounting Policies, Continued

(r)	Change in Accounting Policies

The Group has consistently applied the accounting policies to the consolidated financial statements for 2018 and 2017 except for the new amendment effective for annual periods beginning on or after January 1, 2018 as mentioned below.

(i)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 set out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standards replaces K-IFRS No. 1039 Financial Instruments: Recognition and Measurement. The Group adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Group has taken an exemption not to restate the financial statements for prior years with respects to transition requirements.

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below. There is no impact on the opening balance of retained earnings at January 1, 2018.

i) Classification and measurement of financial assets and financial liabilities

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities. However, it eliminates the previous K-IFRS No. 1039 categories for financial assets of held to maturity, loans and receivables and available for sale.

The adoption K-IFRS No. 1109 has not had a significant effect on the Group’s accounting policies related to financial liabilities and derivative financial instruments. The following table below explain the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Group’s financial assets as at January 1, 2018 are as below.

(In millions of won)	Classification under K-IFRS No. 1039	Classification under K-IFRS No. 1109	Carrying amount under K-IFRS No. 1039		Carrying amount under K-IFRS No. 1109	Difference
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	~~W~~	2,602,560	2,602,560	—
Deposits	Loans and receivables	Amortized cost		758,089	758,089	—
Trade receivables	Loans and receivables	Amortized cost		4,325,120	4,325,120	—
Other receivables	Loans and receivables	Amortized cost		173,565	173,565	—
Debt instrument	Available-for-sale	FVOCI-debt instrument		162	162	—
Equity instrument	Available-for-sale	Mandatorily at FVTPL		4,980	4,980	—
Convertible bonds	Designated as at FVTPL	Mandatorily at FVTPL		1,552	1,552	—
Derivatives	Designated as at FVTPL	Mandatorily at FVTPL		842	842	—
Others	Loans and receivables	Amortized cost		79,552	79,552	—

Total financial assets			~~W~~	7,946,422	7,946,422	—

As of January 1, 2018, there were no financial liabilities measured at FVTPL.

ii) Impairment of financial assets

K-IFRS No. 1109 replaces the ‘incurred loss’ model in K-IFRS No. 1039 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

As a result of applying the loss allowances model under K-IFRS No. 1109, as of January 1, 2018, there are no additional loss allowances as compared with the loss allowances under K-IFRS No. 1039.

iii) Hedge Accounting

When initially applying K-IFRS No. 1109, the Group elected as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109. As of January 1, 2018, there is no impact on the condensed consolidated interim financial statement of the Group resulting from the application of the requirements in K-IFRS No. 1109.

(ii)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from contracts with customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaces existing revenue recognition guidance, including K-IFRS No. 1018 Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate and K-IFRS No. 2118, Transfers of Assets from Customers.

The Group has initially applied K-IFRS No. 1115, Revenue from contracts with customers, from January 1, 2018. Regarding transition to K-IFRS No.1115, the Group has decided to apply the cumulative effect method, i.e. recognizing the cumulative effect of applying K-IFRS No. 1115 at the date of initial application, which is January 1, 2018, without restatement of the comparative periods presented. The impact on its condensed consolidated interim financial statements resulting from the application of the new standard is as follows.

(i)	Variable Consideration

The consideration received from customers may be variable as the Group allows its customers to return their products according to the contracts. For the year-ended December 31, 2018, the Group recognizes a provision measured at the gross profit for products sold which are expected to be returned. Under K-IFRS No. 1115, the Group shall estimate an amount of variable consideration by using the expected value or the most likely amount, depending on which method the entity expects to better predict the amount of consideration to which it will be entitled and include in the transaction price some or all of an amount of variable consideration estimated only to the extent that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when return period expires. The Group shall recognize refund liability measured at the amount of consideration received (or receivable) to which the Group does not expect to be entitled and a new asset for the right to recover returned goods. As a result of this change, the refund liability and a new asset for the right to recover returned goods increased by ~~W~~9,789 million, respectively, as of January 1, 2018. There is no impact on the opening balance of retained earnings at January 1, 2018. (Note 5(d), 13(a))

The effect of the application of K-IFRS No. 1115 on the Group’s consolidated interim statement of financial position as of December 31, 2018 is as follows. There is no impact on the condensed consolidated interim statement of comprehensive income and the cash flows for the year ended December 31, 2018.

(in millions won)
Categories	Adoption of K-IFRS No. 1115		Adjustments	Adoption of K-IFRS No. 1018
Current Assets
Other current assets	~~W~~	616,209	(7,489)	608,720
Current Liabilities
Provisions	~~W~~	98,254	(7,489)	90,765

(ii)	K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration

According to the new interpretation, K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. There is no significant impact on the condensed consolidated interim financial statements of the Group.

3.	Summary of Significant Accounting Policies, Continued

(b)	New Standards and Amendments Not Yet Adopted

The following new standard is effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Group has not early adopted the following new standard in preparing these condensed consolidated interim financial statements.

(i)	K-IFRS No. 1116, Leases

The Group plans to adopt K-IFRS No. 1116, Leases, in its consolidated financial statements for annual period beginning on January 1, 2019, assess the financial impact of the adoption of K-IFRS No. 1116 and disclose the results in its consolidated financial statements for the year ending December 31, 2018. As of September 30, 2018, other than the potential impacts described in the consolidated financial statements as of and for the year ended December 31, 2017, there are no significant changes in relation to preparation for the adoption of this new standard.

The Controlling Company will apply K-IFRS No. 1116 from the beginning of the fiscal year starting on January 1, 2019. At the date of commitment, the Controlling Company determines whether the contract is a lease or whether the contract includes a lease, and identifies whether the contract includes a lease or lease in accordance with the standard on the date of initial application. However, the Controlling Company may not re-judge all contracts by applying the simplified method for contracts before the first application date. Under the simplified method, the Group recognizes lease assets as January 1, 2019 amounting to ~~W~~168,439 million.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	2,365,022	2,602,560
Deposits in banks
Time deposits	~~W~~	4,318	685,238
Restricted cash (*)		74,082	72,840

	~~W~~	78,400	758,078

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	11	11

	~~W~~	2,443,433	3,360,649

(*)

Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, pledge to enforce investment plans according to the receipt of subsidies from Gumi city and Gyeongsangbuk- do and others.

5.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Trade, net	~~W~~	2,305,368	3,275,902
Due from related parties		523,795	1,049,218

	~~W~~	2,829,163	4,325,120

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current assets
Non-trade receivable, net	~~W~~	159,238	150,554
Accrued income		10,075	14,273

	~~W~~	169,313	164,827

Due from related parties included in other accounts receivable, as of December 31, 2018 and 2017 are ~~W~~39,092 million and ~~W~~10,821 million, respectively.

5.	Receivables and Other Current Assets, Continued

(c)	The aging of trade accounts and note receivable, other accounts receivable and long-term non-trade receivable at the reporting date are as follows:

(In millions of won)	December 31, 2018
	Book value			Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	2,807,598	177,689	(473)	(816)
Past due 1-15 days		21,558	3,148	(4)	(26)
Past due 16-30 days		454	441	—	(4)
Past due 31-60 days		30	96	—	(1)
Past due more than 60 days		—	668	—	(434)

	~~W~~	2,829,640	182,042	(477)	(1,281)

(In millions of won)	December 31, 2017
	Book value			Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	4,323,465	173,493	(1,631)	(905)
Past due 1-15 days		2,652	488	(1)	(3)
Past due 16-30 days		631	65	—	(1)
Past due 31-60 days		—	208	—	(2)
Past due more than 60 days		4	622	—	(400)

	~~W~~	4,326,752	174,876	(1,632)	(1,311)

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable and long-term non-trade receivable for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018			2017
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	1,632	1,311	1,488	1,116
(Reversal of) bad debt expense		(1,155)	(30)	144	195

Balance at the reporting date	~~W~~	477	1,281	1,632	1,311

(d) Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Current assets
Advance payments	~~W~~	13,259	7,973
Prepaid expenses		89,110	83,626
Value added tax refundable		436,190	148,351
Emission rights		—	1,978
Right to recover returned goods		7,489	—

	~~W~~	70,161	241,928

Non-current assets
Long-term prepaid expenses	~~W~~	381,983	394,759

	~~W~~	381,983	394,759

6.	Other Financial Assets

(a) Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2018
Current assets
Financial asset at fair value through profit or loss
Derivatives(*1)	~~W~~	13,059
Financial asset at fair value through other comprehensive income
Debt instrument
Government bonds	~~W~~	106
Financial asset carried at amortized cost
Deposits	~~W~~	17,020
Short-term loans		16,116

	~~W~~	46,301

Non-current assets
Financial asset at fair value through profit or loss
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	4,598
Kyulux, Inc.		2,460
Fineeva Co., Ltd.		286
ARCH Venture Fund Vill, L.P.		6,338

	~~W~~	13,682

Convertible bonds	~~W~~	1,327
Derivatives(*2)
Financial asset at fair value through other comprehensive income
Debt instrument
Government bonds	~~W~~	54
Financial asset carried at amortized cost
Deposits	~~W~~	74,103
Long-term loans		55,048

	~~W~~	144,214

(*1)	Represents exchange rate swap contracts related to foreign currency denominated borrowings.
(*2)	Represents interest rate swap contracts related to borrowings with variable interest rate.

(b) Other financial assets as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
Current assets
Available-for-sale financial assets
Debt instrument
Government bonds	~~W~~	6
Deposits		10,480
Short-term loans		16,766

	~~W~~	27,252

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,552
Available-for-sale financial assets
Debt instrument
Government bonds	~~W~~	156
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	729
Kyulux, Inc.		1,968
ARCH Venture Fund Vill, LP.		2,283

	~~W~~	4,980

Deposits	~~W~~	19,898
Long-term loans		32,408
Derivatives(*)		842

	~~W~~	59,836

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

Other financial assets of related parties as of December 31, 2018 and December 31, 2017 are ~~W~~2,000 million and ~~W~~2,750 million, respectively.

7.	Inventories

Inventories as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Finished goods	~~W~~	1,084,297	965,643
Work-in-process		856,388	748,592
Raw materials		554,720	344,997
Supplies		195,798	290,852

	~~W~~	2,691,203	2,350,084

For the years ended December 31, 2018 and 2017, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2018		2017
Inventories recognized as cost of sales	~~W~~	21,251,305	22,424,661
Including: inventory write-downs		313,180	206,127
Including: reversal and usage of inventory write downs		(206,127)	(204,123)

There were no significant reversals of inventory write-downs recognized during 2018 and 2017.

8.	Investments in Equity Accounted Investees

(a) Associates as of December 31, 2018 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	2018			2017
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture electric glass for FPDs	40%	~~W~~	47,823	40%	~~W~~	46,511
INVENIA Co., Ltd.	Seongnam, South Korea	December 31	January 2001	Develop and manufacture equipment for FPDs	13%		4,167	13%		2,887
WooRee E&L Co., Ltd. (*4)	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	14%		4,746	14%		7,270
LB Gemini New Growth Fund No. 16 (*1)	Seoul, South Korea	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities	—		—	31%		5,910
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		16,308	15%		15,888
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell electric glass for FPDs	17%		23,441	17%		23,732
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
CYNORA GmbH(*5)	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	14%		8,667	14%		20,309

8.	Investments in Equity Accounted Investees, Continued

(In millions of won)
					2018			2017
Associates	Location	Fiscal year end	Date of incorporation	Business	Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Material Science Co., Ltd. (*2)	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	3,346	—	~~W~~	—
Nanosys Inc. (*3)	Milpitas, U.S.A.	December 31	July 2001	Develop, manufacture, and sell materials for display	4%		5,491	—		—

						~~W~~	113,989		~~W~~	122,507

Although the Controlling Company’s share interests in INVENIA Co., Ltd., WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH, Material Science Co., Ltd and Nanosys Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.

8.	Investments in Equity Accounted Investees, Continued

(*1)

For the year ended December 31, 2018, the Controlling Company disposed of the entire investments in LB Gemini New Growth Fund No. 16. The Controlling Company recovered ~~W~~1,545 million and recognized W 385 million as finance cost for the difference between the carried amount and the recovered amount of investments in LB Gemini New Growth Fund No. 16.

(*2)

In March 2018, the Controlling Company invested ~~W~~4,000 million and acquired 10,767 shares of common stock with voting rights in Material Science Co., Ltd. Ownership percentage is 10% and the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. The Controlling Company recognized an impairment loss of ~~W~~671 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Material Science Co., Ltd..

(*3)

In May 2018, the Controlling Company invested ~~W~~10,732 million and acquired 5,699,954 shares of common stock with voting rights in Nanosys Inc.. Ownership percentage is 4% and the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. The Controlling Company recognized an impairment loss of ~~W~~5,085 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Nanosys Inc..

(*4)

The Controlling Company recognized a recovery on impairment loss of ~~W~~802 million as finance income for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L Co., Ltd..

(*5)	The Controlling Company recognized an impairment loss of ~~W~~11,641 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in CYNORA GmbH.

As of December 31, 2018, the market value for the Controlling Company’s investments in INVENIA Co., Ltd., WooRee E&L Co., Ltd., YAS Co., Ltd., and AVATEC Co., Ltd., all of which are listed in KOSDAQ, are ~~W~~8,850 million, ~~W~~4,746 million, ~~W~~31,200 million and ~~W~~14,151 million, respectively.

Dividends received from related parties for the years ended December 31, 2018 and 2017 amounted to ~~W~~5,272 million and ~~W~~8,639 million, respectively.

8.	Investments in Equity Accounted Investees, Continued

(b) Summary of financial information as of and for the years ended December 31, 2018 and 2017 of a major associate is as follows:

(i) Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2018		December 31, 2017
Total assets	~~W~~	194,020	193,584
Current assets		128,788	146,702
Non-current assets		65,233	46,882
Total liabilities		72,686	77,174
Current liabilities		66,797	71,973
Non-current liabilities		5,889	5,201

(In millions of won)	2018		2017
Revenue	~~W~~	384,144	408,846
Profit for the year		12,744	12,132
Other comprehensive income (loss)		2,612	(9,171)
Total comprehensive income		15,356	2,961

(c)	Reconciliation from financial information of a major associate to their carrying value in the consolidated financial statements as of December 31, 2018 and 2017 is as follows:

(i) As of December 31, 2018

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra- group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	121,334	40%	48,534	—	(710)	47,824

(ii) As of December 31, 2017

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Goodwill	Intra- group transaction	Book value
Paju Electric Glass Co., Ltd.	~~W~~	116,410	40%	46,564	—	(53)	46,511

8.	Investments in Equity Accounted Investees, Continued

(d)	Book value of other associates, in aggregate, as of December 31, 2018 and 2017 is as follows:

(i) As of December 31, 2018

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	66,166	(3,739)	(988)	(4,727)

(ii) As of December 31, 2017

(In millions of won)
	Book value	Net profit (loss) of associates (applying ownership interest)
		Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	75,996	3,943	5,093	9,036

8.	Investments in Equity Accounted Investees, Continued

(e)

Reconciliation from financial information of significant joint venture and associates to their carrying value in the consolidated financial statements for the years ended December 31, 2018 and 2017 is as follows:

(In millions of won)
		2018
Company		January 1		Acquisition/Di sposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd. Others	~~W~~	46,511	—	(4,172)	4,440	1,044	—	47,823
			75,997	12,592	(1,100)	(3,739)	(988)	(16,596)	66,166

		~~W~~	122,508	12,592	(5,272)	701	56	(16,596)	113,989

(In millions of won)
		2017
Company		January 1		Acquisition/Di sposal	Dividends received	Equity income (loss) on investments	Other comprehensive income (loss)	Other gain (loss)	December 31
Associates	Paju Electric Glass Co., Ltd. Others		52,750	—	(8,109)	5,617	(3,747)	—	46,511
			119,933	(48,209)	(530)	3,943	5,093	(4,234)	75,996

		~~W~~	172,683	(48,209)	(8,639)	9,560	1,346	(4,234)	122,507

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

9.	Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2018 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction-in- progress (*1)	Others	Total
Acquisition cost as of January 1, 2018	~~W~~	460,511	6,539,506	38,901,158	772,824	5,971,856	205,475	52,851,330
Accumulated depreciation as of January 1, 2018		—	(2,678,970)	(33,186,118)	(631,482)	—	(148,753)	(36,645,323)
Accumulated impairment loss as of January 1, 2018		—	(1,757)	(2,290)	—	—	—	(4,047)

Book value as of January 1, 2018	~~W~~	460,511	3,858,779	5,712,750	141,342	5,971,856	56,722	16,201,960
Additions		—	—	—	—	8,605,551	—	8,605,551
Depreciation		—	(318,311)	(2,568,335)	(67,274)	—	(169,739)	(3,123,659)
Disposals		(15)	(161)	(112,752)	(311)	—	(2,971)	(116,210)
Impairment loss		—	—	(25,711)	—	(17,890)	—	(43,601)
Others (*2)		1,332	55,430	1,959,645	68,177	(2,357,412)	18,160	107,450
Effect of movements in exchange rates		—	9,809	14,520	359	15,010	312	40,010
Government grants Received		—	—	(1,029)	—	(181)	—	(1,210)
Classified Assets Held for Sale		—	(69,758)	(1)	(37)	—	(365)	(70,161)

Book value as of December 31, 2018	~~W~~	461,828	3,535,788	4,979,087	142,256	12,216,934	264,237	21,600,130

Acquisition cost as of December 31, 2018	~~W~~	461,828	6,528,939	39,825,070	834,628	12,234,824	633,220	60,518,509

Accumulated depreciation as of December 31, 2018	~~W~~	—	(2,991,445)	(34,817,982)	(692,372)	—	(368,983)	(38,870,782)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	(1,706)	(28,001)	—	(17,890)	—	(47,597)

(*1)	As of December 31, 2018, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

9.	Property, Plant and Equipment, Continued

Changes in property, plant and equipment for the year ended December 31, 2017 are as follows:

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction-in- progress (*1)	Others	Total
Acquisition cost as of January 1, 2017	~~W~~	461,484	6,284,778	37,472,177	775,682	2,981,964	202,306	48,178,391
Accumulated depreciation as of January 1, 2017		—	(2,397,967)	(32,947,359)	(651,424)	—	(146,251)	(36,143,001)
Accumulated impairment loss as of January 1, 2017		—	(1,651)	(2,290)	—	—	—	(3,941)

Book value as of January 1, 2017	~~W~~	461,484	3,885,160	4,522,528	124,258	2,981,964	56,055	12,031,449
Additions		—	—	—	—	7,272,476	—	7,272,476
Depreciation		—	(295,045)	(2,416,202)	(66,963)	—	(13,673)	(2,791,883)
Disposals		(1,042)	(7,206)	(75,275)	(52)	—	(3,133)	(86,708)
Others (*2)		69	339,640	3,825,155	87,186	(4,270,210)	18,160	—
Effect of movements in exchange rates		—	(63,222)	(140,306)	(3,087)	(14,213)	(687)	(221,515)
Government grants received		—	(548)	(3,150)	—	1,839	—	(1,859)

Book value as of December 31, 2017	~~W~~	460,511	3,858,779	5,712,750	141,342	5,971,856	56,722	16,201,960

Acquisition cost as of December 31, 2017	~~W~~	460,511	6,539,506	38,901,158	772,824	5,971,856	205,475	52,851,330

Accumulated depreciation as of December 31, 2017	~~W~~	—	(2,678,970)	(33,186,118)	(631,482)	—	(148,753)	(36,645,323)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	(1,757)	(2,290)	—	—	—	(4,047)

(*1)	As of December 31, 2017, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

The capitalized borrowing costs and capitalization rate for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Capitalized borrowing costs	~~W~~	146,607	47,686
Capitalization rate		2.80%	1.92%

F-49

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

10.	Intangible Assets

(a)	Changes in intangible assets for the year ended December 31, 2018 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction-in- progress (software)	Customer relationships	Technology	Good- will	Others (*2)	Total
Acquisition cost as of January 1, 2018	~~W~~	895,721	898,278	54,985	1,769,998	30,933	59,176	11,074	103,048	13,077	3,836,290
Accumulated amortization as of January 1, 2018		(648,755)	(736,788)	—	(1,473,237)	—	(31,338)	(8,490)	—	(13,076)	(2,911,684)
Accumulated impairment loss as of January 1, 2018		—	—	(11,785)	—	—	—	—	—	—	(11,785)

Book value as of January 1, 2018	~~W~~	246,966	161,490	43,200	296,760	30,933	27,839	2,584	103,048	1	912,821
Additions - internally developed		—	—	—	372,835	—	—	—	—	—	372,835
Additions - external purchases		26,312	—	3,290	—	101,244	—	—	1,263	—	132,109
Amortization (*1)		(43,437)	(80,159)	—	(302,685)	—	(3,517)	(1,107)	—	(1)	(430,906)
Disposals		—	—	(721)	—	—	—	—	—	—	(721)
Impairment loss		—	—	(47)	—	—	—	—	—	—	(47)
Reversal of Impairment loss		—	—	313	—	—	—	—	—	—	313
Transfer from construction-in-progress		—	96,632	—	—	(96,632)	—	—	—	—	—
Effect of movements in exchange rates		182	(364)	3	—	1,417	—	—	—	—	1,238

Book value as of December 31, 2018	~~W~~	230,023	177,598	46,038	366,910	36,962	24,322	1,477	104,310	—	987,642

Acquisition cost as of December 31, 2018	~~W~~	926,971	992,138	57,557	2,142,832	36,962	59,176	11,074	104,310	13,077	4,344,100

Accumulated amortization as of December 31, 2018	~~W~~	(696,948)	(814,540)	—	(1,775,922)	—	(34,854)	(9,598)	—	(13,077)	(3,344,939)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	—	(11,519)	—	—	—	—	—	—	(11,519)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

10.	Intangible Assets, Continued

(b)	Changes in intangible assets for the year ended December 31, 2017 are as follows:

(In millions of won)
	Intellectual property rights		Software	Member- ships	Development costs	Construction-in- progress (software)	Customer relationships	Technology	Good- will(*2)	Others (*3)	Total
Acquisition cost as of January 1, 2017	~~W~~	904,664	806,835	51,564	1,433,791	18,738	59,176	11,074	110,072	13,077	3,408,991
Accumulated amortization as of January 1, 2017		(618,398)	(661,063)	—	(1,177,451)	—	(26,678)	(7,382)	—	(13,071)	(2,504,043)
Accumulated impairment loss as of January 1, 2017		—	—	(10,011)	—	—	—	—	—	—	(10,011)

Book value as of January 1, 2017	~~W~~	286,266	145,772	41,553	256,340	18,738	32,498	3,692	110,072	6	894,937
Additions - internally developed		—	—	—	336,207	—	—	—	—	—	336,207
Additions - external purchases		22,746	—	4,819	—	108,761	—	—	—	—	136,326
Amortization (*1)		(42,195)	(78,939)	—	(295,787)	—	(4,659)	(1,108)	—	(5)	(422,693)
Disposals		(4)	—	(1,392)	—	—	—	—	—	—	(1,396)
Impairment loss		—	—	(1,809)	—	—	—	—	—	—	(1,809)
Reversal of Impairment loss		—	—	35	—	—	—	—	—	—	35
Transfer from construction-in-progress		—	98,989	—	—	(98,989)	—	—	(3,218)	—	(3,218)
Effect of movements in exchange rates		(19,847)	(4,332)	(6)	—	2,423	—	—	(3,806)	—	(25,568)

Book value as of December 31, 2017	~~W~~	246,966	161,490	43,200	296,760	30,933	27,839	2,584	103,048	1	912,821

Acquisition cost as of December 31, 2017	~~W~~	895,721	898,278	54,985	1,769,998	30,933	59,176	11,074	103,048	13,077	3,836,290

Accumulated amortization as of December 31, 2017	~~W~~	(648,755)	(736,788)	—	(1,473,238)	—	(31,337)	(8,490)	—	(13,076)	(2,911,684)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	—	(11,785)	—	—	—	—	—	—	(11,785)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

10.	Intangible Assets, Continued

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)

As of December 31, 2017, the book value of goodwill decreased by ~~W~~3,218 million as the Group completed the fair value measurement of land use right, acquired from business combination during the year ended December 31, 2016.

(*3)	Others mainly consist of rights to use electricity and gas supply facilities.

(c) Development of new projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures are capitalized, respectively.

(d) Development costs for the year ended December 31, 2018 and 2017 are as follows:

(i)	As of December 31, 2018

(In millions of won and in years)
Classification	Product	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	108,467	0.5
	TV		28,001	0.5
	Notebook		4,458	0.5
	Others		9,475	0.4

	Sub-Total	~~W~~	150,402

Development in process	Mobile	~~W~~	144,679
	TV		55,580
	Notebook		9,639
	Others		6,611

	Sub-Total	~~W~~	216,508

	Total	~~W~~	366,910

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(ii)	As of December 31, 2017

(In millions of won and in years)
Classification	Product	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	79,372	0.6
	TV		36,038	0.6
	Notebook		14,311	0.5
	Others		12,444	0.4

	Sub-Total	~~W~~	142,165

Development in process	Mobile	~~W~~	117,222
	TV		30,670
	Notebook		2,356
	Others		4,347

	Sub-Total	~~W~~	154,595

	Total	~~W~~	296,760

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

11.	Financial Liabilities

(a)	Financial liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current
Short-term borrowings	~~W~~	—	—
Current portion of long-term debt		1,553,907	1,452,926

	~~W~~	1,553,907	1,452,926

Non-current
Won denominated borrowings	~~W~~	2,700,608	1,251,258
Foreign currency denominated borrowings		2,531,664	1,392,931
Bonds		1,772,599	1,506,003
Derivatives(*)		25,758	—

	~~W~~	7,030,629	4,150,192

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

(b)	Won denominated long-term borrowings at the reporting date is as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2018 (%)	December 31, 2018		December 31, 2017
Woori Bank	0.0275	~~W~~	1,258	1,922
Shinhan Bank	CD rate (91days) + 0.30%		—	200,000
Korea Development Bank and others	CD rate (91days) + 0.64% 2.43~3.25%		2,850,000	1,250,000
Less current portion of long-term borrowings			(150,651)	(200,664)

		~~W~~	2,700,608	1,251,258

(c)	Foreign currency denominated long-term borrowings at the reporting date is as follows:

(In millions of won and USD, CNY)
Lender	Annual interest rate as of December 31, 2018 (%)(*)	December 31, 2018		December 31, 2017
The Export—Import Bank of Korea	3ML+0.75~1.70	~~W~~	955,976		755,337
China Construction Bank and others	USD: 3ML+0.80~2.00 CNY: PBOC*(0.90~1.05)		2,419,286		1,385,097

Foreign currency equivalent		USD	2,262	USD	1,500
		CNY	5,198	CNY	3,263
Less current portion of long-term borrowings		~~W~~	(843,598)		(747,503)

		~~W~~	2,531,664		1,392,931

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates) and PBOC represents the base rate of People’s Bank of China.

(e)	Details of bonds issued and outstanding at the reporting date are as follows:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2018 (%)	December 31, 2018		December 31, 2017
Won denominated bonds (*)
Publicly issued bonds	April 2019 ~ February 2023	1.80~3.45	~~W~~	2,015,000	2,015,000
Privately issued bonds	May 2025 ~ May 2033	3.25~4.25		110,000
Less discount on bonds				(3,949)	(4,238)
Less current portion				(559,658)	(504,759)

			~~W~~	1,446,393	1,506,003

Foreign currency denominated bonds (*)
Publicly issued bonds	November 2021	3.875	~~W~~	335,430	—
Foreign currency equivalent			USD	300	—
Less discount on bonds				(9,224)	—
Less current portion				—	—

			~~W~~	326,206

			~~W~~	1,772,599	1,506,003

(*) Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.

(*) Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid half-yearly in arrears.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities recognized at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Present value of partially funded defined benefit obligations	~~W~~	1,595,423	1,562,424
Fair value of plan assets		(1,550,063)	(1,466,977)

	~~W~~	45,360	95,447

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Opening defined benefit obligations	~~W~~	1,562,424	1,401,396
Current service cost		204,667	195,850
Past service cost		(25,749)	—
Interest cost		49,145	40,844
Remeasurements (before tax)		(27,886)	(114)
Benefit payments		(88,560)	(76,011)
Transfers from (to) related parties		(4,217)	534
Liquidation of plans		(74,459)
Others		58	(75)

Closing defined benefit obligations	~~W~~	1,595,423	1,562,424

Weighted average remaining maturity of defined benefit obligations as of December 31, 2018 and 2017 are 14.4 years and 14.0 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Opening fair value of plan assets	~~W~~	1,466,977	1,258,409
Expected return on plan assets		48,183	38,453
Remeasurements (before tax)		(22,195)	(16,374)
Contributions by employer directly to plan assets		212,246	250,998
Benefit payments		(80,689)	(64,509)
Liquidation of plans		(74,459)	—

Closing fair value of plan assets	~~W~~	1,550,063	1,466,977

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

12.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Guaranteed deposits in banks	~~W~~	1,550,063	1,466,977

As of December 31, 2018, the Controlling Company maintains the plan assets with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

A reasonable estimate of the plan assets expected to be paid by the Controlling Company in 2019 related to the defined benefit plan is ~~W~~ 69,134 million.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Current service cost	~~W~~	204,667	195,850
Past service cost		(25,749)	—
Net interest cost		962	2,391

	~~W~~	179,880	198,241

Expenses are recognized in the following line items in the consolidated statements of comprehensive income:

(In millions of won)	2018		2017
Cost of sales	~~W~~	134,728	158,418
Selling expenses		11,097	11,114
Administrative expenses		19,531	16,287
Research and development expenses		14,524	12,422

	~~W~~	179,880	198,241

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Balance at January 1	~~W~~	(170,510)	(163,950)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		56,224	(48,890)
Demographic assumptions		(15,379)	(7,702)
Financial assumptions		(12,961)	56,706
Return on plan assets		(22,195)	(16,374)
Share of associates regarding remeasurements		20	441

	~~W~~	5,709	(15,819)

Income tax	~~W~~	(1,169)	9,259

Balance at December 31	~~W~~	(165,970)	(170,510)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

12.	Employee Benefits, Continued

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2018	December 31, 2017
Expected rate of salary increase	4.7%	4.7%
Discount rate for defined benefit obligations	2.8%	3.2%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2018	December 31, 2017
Teens	Males	0.01%	0.01%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.02%	0.02%
Fifties	Males	0.05%	0.05%
	Females	0.02%	0.02%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the amounts as of December 31, 2018 are as follows:

In millions of won)	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(199,750)	241,608
Expected rate of salary increase		236,002	(199,363)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2018 are as follows:

(In millions of won)
	Litigations and claims		Warranties (*)	Others	Total
Balance at January 1, 2018	~~W~~	43	102,450	1,835	104,328

Effect of Accounting policy changes in K-IFRS No. 1115		—	—	9,789	9,789
Additions		—	234,928	(2,694)	232,234
Usage and reclassification		(43)	(215,290)	—	(215,333)

Balance at December 31, 2018	~~W~~	—	122,088	8,930	131,018

Current	~~W~~	—	89,324	8,930	98,254
Non-current	~~W~~	—	32,764	—	32,764

(*)

The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Other liabilities at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current liabilities
Withholdings	~~W~~	30,970	60,766
Unearned revenues		43,841	12,225
Rent Deposits		165	—

	~~W~~	74,976	75,991

Non-current liabilities
Long-term accrued expenses	~~W~~	80,816	70,561
Long-term Unearned Income		2,117	—
Long-term other accounts payable		3,103	2
Rent Deposits		10,790	—

	~~W~~	96,826	70,563

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

In December 2016, Argos Limited and affiliated companies (“Argos”) filed a Notice of Claim against the Company and LG Display Taiwan Co., Ltd. in the High Court of Justice in London alleging infringement of Treaty on the Functioning of the European Union and Agreement on the European Economic Area. The parties reached settlement and executed a settlement agreement in November 2018

Others

The Group is defending against various claims in addition to pending proceedings described above. The Group does not have a present obligation for these matters and has not recognized any provision at December 31, 2018.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

14.	Contingent Liabilities and Commitments, Continued

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,670 million (~~W~~1,867,227 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of December 31, 2018, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW) Classification	Financial institutions	Maximum			Not yet due
		Contractual amount		KRW equivalent	Contractual amount		KRW equivalent
Controlling		KRW	90,000	90,000		—	—
	Shinhan Bank	USD	25	27,953	USD	12	13,286
Company	Sumitomo Mitsui Banking Corporation	USD	20	22,362		—	—
	Bank of Tokyo-Mitsubishi	KRW	130,000	130,000	KRW	36,089	36,089
	UFJ	USD	40	44,724	USD	40	44,516
	BNP Paribas	USD	200	223,620	USD	12	13,630
	ING Bank	USD	150	167,715	USD	31	35,554

		USD	435		USD	95
		KRW	220,000	706,374	KRW	36,089	143,075

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD	300	335,430	USD	209	233,364

LG Display Taiwan Co., Ltd.	BNP Paribas	USD	52	58,141	USD	9	10,063
	Australia and New Zealand Banking Group Ltd.	USD	70	78,267	USD	52	58,142
	Taishin International Bank	USD	289	323,131	USD	86	96,157

LG Display Germany GmbH	Citibank	USD	160	178,896	USD	0	0
	BNP Paribas	USD	75	83,858	USD	75	83,767

LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD	400	447,240	USD	230	257,164
	Standard Chartered Bank	USD	600	670,860	USD	515	575,823
	Sumitomo Mitsui Banking Corporation	USD	80	89,448	USD	67	74,915

LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD	20	22,362	USD	0	0

		USD	2,046	2,287,633	USD	1,243	1,389,396

		USD	2,481		USD	1,338
		KRW	220,000	2,994,006	KRW	36,089	1,532,470

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

14.	Contingent Liabilities and Commitments, Continued

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse

Letters of credit

As of December 31, 2018, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~33,543 million) with KEB Hana Bank, USD 80 million (~~W~~89,448 million) with Bank of China and USD 50 million (~~W~~55,905 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 1,538 million (~~W~~1,719,079 million) from KEB Hana Bank and others for advance received related to the long-term supply agreements and USD 306 million (~~W~~341,929 million) from Korea Development Bank related to Foreign currency denominated bonds. USD 8.5 million (~~W~~9,504 million) from Shinhan Bank for value added tax payments in Poland.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank Corporation and other various banks amounting to CNY 1,989 million (~~W~~323,730 million), JPY 900 million (~~W~~9,119 million), EUR 2.5 million (~~W~~3,198 million), VND 40,498 million (~~W~~1,952 million), USD 0.5 million (~~W~~559 million), and PLN 0.1 million (~~W~~30 million) respectively, for their local tax payments and utility payments.

License agreements

As of December 31, 2018, in relation to its LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

As of December 31, 2018, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 1,475 million (~~W~~1,649,198 million) in advances received. The advance received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received payment guarantees amounting to USD 1,538 million (~~W~~1,719,079 million) from KEB Hana Bank and other various banks relating to advance received.

Pledged Assets

Regarding the secured bank loan amounting to USD 240 million (~~W~~268,093 million) from China Construction Bank, as of December 31, 2018, the Group provided its property, plant and equipment and others with carrying amount of ~~W~~146,262 million as pledged assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

15.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2018 and December 31, 2017, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2018 to December 31, 2018.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Foreign currency translation differences for foreign operations	~~W~~	(272,474)	(259,749)
Other comprehensive loss from associates (excluding remeasurements)
		(28,494)	(28,531)

	~~W~~	(300,968)	(288,280)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

15.	Capital and Reserves, Continued

The movement in reserves for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	Net change in fair value of available-for-sale financial assets		Foreign currency translation differences for foreign operations	Other comprehensive income (loss) from associates (excluding remeasurements)	Total
January 1, 2017	~~W~~	—	(59,042)	(29,436)	(88,478)
Change in reserves		—	(200,707)	905	(199,802)
December 31, 2017		—	(259,749)	(28,531)	(288,280)
January 1, 2018		—	(259,749)	(28,531)	(288,280)
Change in reserves		—	(12,725)	37	(12,688)
December 31, 2018		—	(272,474)	(28,494)	(300,968)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

16.	Revenue

Details of revenue for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Sales of goods	~~W~~	24,293,798	27,745,047
Royalties		17,513	20,175
Others		25,260	24,994

	~~W~~	24,336,571	27,790,216

17.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the years ended December 31, 2018 and 2017.

(a) Revenue by geography

(In millions of won)
Region	2018		2017
Domestic	~~W~~	1,589,452	1,996,183
Foreign
China		15,242,533	18,090,974
Asia (excluding China)		2,481,112	2,383,390
United States		2,462,918	2,724,714
Europe (excluding Poland)		1,496,138	1,433,126
Poland		1,064,418	1,161,829

	~~W~~	22,747,119	25,794,033

	~~W~~	24,336,571	27,790,216

Sales to Company A and Company B amount to ~~W~~7,262,255 million and ~~W~~5,171,354 million, respectively, for the year ended December 31, 2018 (2017: ~~W~~9,027,165 million and ~~W~~6,511,961 million). The Group’s top ten end-brand customers together accounted for 77% of sales for the year ended December 31, 2018 (2017: 81%).

(b)	Non-current assets by geography

(In millions of won)
Region	December 31, 2018			December 31, 2017
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	14,991,090	816,808	12,487,111	731,373
Foreign
China		5,037,472	12,332	2,929,739	17,244
Others		1,571,568	158,502	785,110	164,204

	~~W~~	6,609,040	170,834	3,714,849	181,448

	~~W~~	21,600,130	987,642	16,201,960	912,821

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

17.	Geographic and Other Information, Continued

(c) Revenue by product and services

(In millions of won)
	2018		2017
Televisions	~~W~~	9,727,260	11,717,982
Desktop monitors		4,040,025	4,393,482
Tablet products		1,990,766	2,369,634
Notebook computers		2,836,888	2,244,088
Mobile and others		5,741,632	7,065,030

	~~W~~	24,336,571	27,790,216

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Changes in inventories	~~W~~	(341,120)	(62,298)
Purchases of raw materials, merchandise and others		12,837,908	13,548,847
Depreciation and amortization		3,554,565	3,214,576
Outsourcing fees		825,393	771,697
Labor costs		3,248,014	3,258,427
Supplies and others		1,010,352	1,239,915
Utility		899,075	865,347
Fees and commissions		722,134	692,125
Shipping costs		240,288	249,820
Advertising		112,400	236,440
Warranty expenses		234,928	251,131
Travel		123,210	92,976
Taxes and dues		104,009	91,806
Others		757,673	919,051

	~~W~~	24,328,829	25,369,860

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Salaries	~~W~~	315,669	327,288
Expenses related to defined benefit plans		215,665	27,401
Other employee benefits		90,348	94,740
Shipping costs		200,434	214,866
Fees and commissions		221,050	197,070
Depreciation		174,575	138,711
Taxes and dues		65,621	46,317
Advertising		112,400	236,440
Warranty expenses		234,928	251,131
Rent		26,691	26,711
Insurance		11,584	12,459
Travel		24,659	27,879
Training		13,309	16,311
Others		64,245	73,181

		W 1,771,178	1,690,505

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Salaries and wages	~~W~~	2,720,010	2,704,217
Other employee benefits		500,168	483,704
Contributions to National Pension plan		75,667	73,061
Expenses related to defined benefit plan		180,741	198,241

	~~W~~	3,476,586	3,459,223

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

21. Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Foreign currency gain	~~W~~	970,306	969,425
Gain on disposal of property, plant and equipment		6,620	101,227
Gain on disposal of intangible assets		239	308
Reversal of impairment loss on intangible assets		348	35
Rental income		3,584	2,212
Others		21,942	8,539

	~~W~~ 1,003,038		1,081,746

(b) Details of other non-operating expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Foreign currency loss	~~W~~	1,030,084	1,189,193
Loss on disposal of property, plant and equipment		15,048	20,030
Impairment loss on property, plant, and equipment		43,601	—
Loss on disposal of intangible assets		—	30
Impairment loss on intangible assets		82	1,809
Donations		7,698	17,152
Expenses related to legal proceedings or claims and others		4	1,798
Others		18,716	443

	~~W~~ 1,115,233		1,230,455

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

22.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit or loss for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Finance income
Interest income	~~W~~	69,020	60,106
Foreign currency gain		160,989	210,890
Gain on disposal of investments in equity accounted investees		—	3,669
Reversal of loss on impairment of investments in equity accounted investees		802
Gain on transaction of derivatives		2,075	3,106
Gain on valuation of derivatives		13,059	1,070
Gain on disposal of available-for-sales financial assets		—	8
Gain on valuation of financial asset at fair value through profit or loss		—	170
Gain on valuation of financial asset at fair value through profit or loss		8,186	—

	~~W~~ 254,131		279,019

Finance costs
Interest expense	~~W~~	80,517	90,538
Foreign currency loss		184,309	126,642
Loss on disposal of investments in equity accounted investees		595	42,112
Loss on impairment of investments in equity accounted investees		17,398	4,234
Loss on impairment of available-for-sale financial assets		—	1,948
Loss on valuation of financial asset at fair value through profit or loss		225	—
Loss on sale of trade accounts and notes receivable		13,361	784
Loss on transaction of derivatives		49	514
Loss on valuation of derivatives		26,600	—
Others		3,839	2,084

	~~W~~ 326,893		268,856

(b)	Finance income and costs recognized in other comprehensive income or loss for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Foreign currency translation differences for foreign operations	~~W~~	(19,987)	(231,738)
Net change in fair value of available-for-sale financial assets		—	—
Tax effect		—	—

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	(19,987)	(231,738)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

23.	Income Taxes

(a) Details of income tax expense for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Current tax expense
Current year	~~W~~	249,619	512,123
Deferred tax expense (benefit)
Origination and reversal of temporary differences		(218,959)	(104,835)
Change in unrecognized deferred tax assets		57,417	(11,708)

	~~W~~	(161,542)	(116,543)

Income tax expense	~~W~~	88,077	395,580

(b) Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018				2017
	Before tax		Tax benefit	Net of tax	Before tax	Tax benefit (expense)	Net of tax
Net change in fair value of available-for-sale financial assets	~~W~~	—	—	—	—	—	—
Remeasurements of net defined benefit liabilities (assets)		5,690	(1,169)	4,521	(16,260)	9,259	(7,001)
Foreign currency translation differences for foreign operations		(19,987)	—	(19,987)	(231,738)	—	(231,738)
Change in equity of equity method investee		57	—	57	1,346	—	1,346

	~~W~~	(14,240)	(1,169)	(15,409)	(246,652)	9,259	(237,393)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

23.	Income Taxes, Continued

(c)	Reconciliation of the actual effective tax rate for the years ended December 31, 2018 and 2017 is as follows:

(In millions of won)	2018			2017
Profit for the year	~~W~~		(179,443)		1,937,052
Income tax expense			88,077		395,580

Profit before income tax			(91,366)		2,332,632

Income tax expense using the statutory tax rate of each country		(33.60%)	30,695	28.54%	665,733
Non-deductible expenses		(40.07%)	36,608	2.72%	63,416
Tax credits		117.27%	(107,147)	(10.64%)	(248,191)
Change in unrecognized deferred tax assets		(70.94%)	64,818	(0.50%)	(11,708)
Adjustment of income tax related to prior period		(81.90%)	74,824
Effect on change in tax rate		2.20%	(2,009)	(3.10%)	(72,376)
Others		10.63%	(9,712)	(0.06%)	(1,294)

Actual income tax expense	~~W~~		88,077		395,580

Actual effective tax rate			(96.40%)		16.96%

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2018, in relation to the temporary differences on investments in subsidiaries amounting to ~~W~~85,368 million, the Controlling Company did not recognize deferred tax liabilities since the Controlling Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2018, the Controlling Company recognized deferred tax assets of ~~W~~308,303 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable. The amount of unused tax credit carryforwards for which no deferred tax asset is recognized and their expiration dates are as follows:

(In millions of won)	December 31, 2019		December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023
Tax credit carryforwards	~~W~~	—	—	58,391	91,862	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

24.	Deferred Tax Assets and Liabilities, Continued

(c)	Deferred tax assets and liabilities are attributable to the following:

	Assets			Liabilities		Total
(In millions of won)	December, 31, 2018		December, 31, 2017	December, 31, 2018	December, 31, 2017	December, 31, 2018	December, 31, 2017
Other accounts receivable, net	~~W~~	—	—	(1,013)	(1,441)	(1,013)	(1,441)
Inventories, net		60,606	34,550	—	—	60,606	34,550
Defined benefit liabilities, net		—	2,375	—	—	—	2,375
Investments in subsidiaries and associates		13,404	29,061	—	—	13,404	29,061
Accrued expenses		126,072	183,903	—	—	126,072	183,903
Property, plant and equipment		444,226	409,928	—	—	444,226	409,928
Intangible assets		3,468	3,457	(14,588)	(24,646)	(11,120)	(21,189)
Provisions		32,468	27,018	—	—	32,468	27,018
Gain or loss on foreign currency translation, net		13	13	—	—	13	13
Others		13,185	27,562	—	—	13,185	27,562
Deficit loss carried forward		134,845		—		134,845
Tax credit carryforwards		308,393	268,926	—	—	308,393	268,926

Deferred tax assets (liabilities)	~~W~~	1,136,680	986,793	(15,601)	(26,087)	1,121,079	960,706

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

24.	Deferred Tax Assets and Liabilities, Continued

(d)	Changes in deferred tax assets and liabilities for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	January 1, 2017		Profit or loss	Other comprehensive income (loss)	December 31, 2017	Profit or loss	Other comprehensive income	December 31, 2018
Other accounts receivable, net	~~W~~	(1,190)	(251)	—	(1,441)	428		(1,013)
Inventories, net		35,771	(1,221)	—	34,550	26,056		60,606
Available-for-sale financial assets		—	—	—	—	—		—
Defined benefit liabilities, net		10,817	(17,701)	9,259	2,375	(1,206)	(1,169)	—
Investments in equity accounted investees and subsidiaries		34,777	(5,716)	—	29,061	(15,657)		13,404
Accrued expenses		122,998	60,905	—	183,903	(57,831)		126,072
Property, plant and equipment		338,860	71,068	—	409,928	34,298		444,226
Intangible assets		(31,027)	9,838	—	(21,189)	10,069		(11,120)
Provisions		15,051	11,967	—	27,018	5,450		32,468
Gain or loss on foreign currency translation, net		11	2	—	13	—		13
Others		21,435	6,127	—	27,562	(14,377)		13,185
Deficit loss carried forward						134,845		134,845
Tax credit carryforwards		287,400	(18,474)	—	268,926	39,467		308,393

Deferred tax assets (liabilities)	~~W~~	834,903	116,544	9,259	960,706	161,542	(1,169)	1,121,079

Statutory tax rate applicable to the Controlling Company is 24.2% for the year ended December 31, 2018. During the year ended December 31, 2018, certain corporate income tax rules in Korea were amended and effective on January 1, 2018 that resulted in application of 27.5% for taxable income in excess of ~~W~~300,000 million. Accordingly, the Controlling Company applied such amendment when measuring the deferred tax. The effective tax rate for the year ended December 31, 2018, is different from the statutory tax rate due to the change in the realization possibility of deferred income tax including the lump sum payment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

25.	Earnings per Share

(a)	Basic earnings per share for the years ended December 31, 2018 and 2017 are as follows:

(In won and No. of shares)	2018		2017
Profit attributable to owners of the Controlling Company	~~W~~	(207,239,484,774)	1,802,756,119,275
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	~~W~~	(579)	5,038

For the years ended December 31, 2018 and 2017, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

(b)	Diluted earnings per share for the years ended December 31, 2018 and 2017 are not calculated since there was no potential common stock.

26.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(a)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency Risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

	December 31, 2018
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	790	83	5,515	121	8	206	2,070,889
Trade accounts and notes receivable	2,175	7	1,098	—	—	—	—
Non-trade receivable	21	852	201	3	4	—	23,182
Other assets denominated in foreign currencies	33	220	11,157	108	12	23	2,782
Trade accounts and notes payable	(863)	(12,501)	(2,862)	—	—	—	(355,390)
Other accounts payable	(928)	(20,326)	(4,762)	(6)	(3)	(4)	(1,585,130)
Debt	(2,571)	—	(5,198)	—	—	—	—
Aggregate notional amounts in financial positions	(1,343)	(31,665)	5,149	226	21	225	156,333

Currency swap contracts	780	—	—	—	—	—	—

Net exposure	(563)	(31,665)	5,149	226	21	225	156,333

	December 31, 2017
(In millions)	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,228	152	6,940	16	3	165	342,063
Deposits in banks	—	—	750	—	—	—	—
Trade accounts and notes receivable	3,316	11	1,453	—	—	—	—
Non-trade receivable	62	1,340	136	2	9	—	13,405
Other assets denominated in foreign currencies	1	206	596	7	—	—	1,882
Trade accounts and notes payable	(1,345)	(14,898)	(2,843)	—	—	—	(102,398)
Other accounts payable	(285)	(14,653)	(2,403)	(11)	(8)	(4)	(2,138,370)
Debt	(1,500)	—	(3,263)	—	—	—	—

Net exposure	1,477	(27,842)	1,366	14	4	161	(1,883,418)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2018 and 2017 and the exchange rates at December 31, 2018 and December 31, 2017 are as follows:

	Average rate			Reporting date spot rate
(In won)	2018		2017	December 31, 2018	December 31, 2017
USD	~~W~~	1,100.21	1,131.08	1,118.10	1,071.40
JPY		9.96	10.09	10.13	9.49
CNY		166.41	167.52	162.76	163.65
TWD		36.51	37.16	36.58	35.92
EUR		1,298.53	1,277.01	1,279.16	1,279.25
PLN		304.87	299.98	297.33	306.07
VND		0.0478	0.0498	0.0482	0.0472

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2018 and 2017, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

	December 31, 2018			December 31, 2017
(In millions of won)	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(46,136)	38,725	50,040	91,238
JPY (5 percent weakening)		(12,060)	(10,497)	(10,294)	(9,141)
CNY (5 percent weakening)		41,779	318	13,212	(6,396)
TWD (5 percent weakening)		413	1	23	1
EUR (5 percent weakening)		1,197	390	16	594
PLN (5 percent weakening)		3,451	(236)	2,515	(120)
VND (5 percent weakening)		273	273	(4,445)	—

A stronger won against the above currencies as of December 31, 2018 and 2017 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(ii)	Interest Rate Risk

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Fixed rate instruments
Financial assets	~~W~~	2,443,583	3,360,800
Financial liabilities		(5,033,515)	(2,962,671)

	~~W~~	(2,589,932)	398,129

Variable rate instruments
Financial liabilities	~~W~~	(3,525,262)	(2,640,447)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2018 and 2017 a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Equity			Profit or loss
(In millions of won)	1% increase		1% decrease	1% increase	1% decrease
December 31, 2018
Variable rate instruments(*)	~~W~~	(25,558)	25,558	(25,558)	25,558
December 31, 2017
Variable rate instruments(*)	~~W~~	(17,362)	17,362	(17,362)	17,362

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(b)	Credit risk, Continued

The Group does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Group establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2018 and December 31, 2017 are as follows:

i)	As of December 31, 2018

(In millions of won)	December 31, 2018
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,365,022
Deposits in banks		78,411
Trade accounts and notes receivable		2,829,163
Non-trade receivable		159,238
Accrued income		10,075
Deposits		91,123
Short-term loans		16,116
Long-term loans		55,048
Long-term non-trade receivable		5,604,196

	~~W~~	2,365,022

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,327
Derivatives		13,059

	~~W~~	14,386

Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	161

	~~W~~	5,618,743

ii)	As of December 31, 2017

(In millions of won)	December 31, 2017
Cash and cash equivalents	~~W~~	2,602,560
Deposits in banks		758,089
Trade accounts and notes receivable, net		4,325,120
Non-trade receivable, net		150,554
Accrued income		14,273
Available-for-sale financial assets		162
Financial assets at fair value through profit or Loss		1,552
Deposits		30,378
Short-term loans		16,766
Long-term loans		32,408
Long-term non-trade receivable		8,738
Derivatives		842

	~~W~~	7,941,442

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Group’s management policy.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(c)	Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2018.

			Contractual cash flows
(In millions of won)	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	~~W~~	268,093	268,190	268,190	—	—	—	—
Unsecured bank loans		5,958,427	6,588,503	565,832	356,688	973,297	4,169,682	523,003
Unsecured bond issues		2,332,257	2,537,553	291,738	328,400	456,990	1,320,248	140,177
Trade accounts and notes payable		3,087,461	3,087,461	3,087,461	—	—	—	—
Other accounts payable		3,566,629	3,566,629	3,566,629	—	—	—	—
Long-term other accounts payable		3,103	3,103	—	—	3,103	—	—
Rental deposit		10,955	10,955	—	165	10,790	—	—
Derivative financial liabilities
Derivatives		25,758	(35,140)	(6,742)	(6,728)	(12,517)	(9,153)	—

	~~W~~	15,252,683	16,027,254	7,773,108	678,525	1,431,663	5,480,777	663,180

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(d)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)	December 31, 2018		December 31, 2017
Total liabilities	~~W~~	18,289,464	14,178,177
Total equity		14,886,246	14,981,510
Cash and deposits in banks (*1)		2,443,422	3,360,638
Borrowings (including bonds)		8,558,778	5,603,118
Total liabilities to equity ratio		123%	95%
Net borrowings to equity ratio (*2)		41%	15%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

iv)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statement of financial position, are as follows:

i)	As of December 31, 2018

	December 31, 2018
(In millions of won)	Carrying amounts		Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,365,022	(*)
Deposits in banks		78,411	(*)
Trade accounts and notes receivable		2,829,163	(*)
Non-trade receivable		159,238	(*)
Accrued income		10,075	(*)
Deposits		91,123	(*)
Short-term loans		16,116	(*)
Long-term loans		55,048	(*)
Financial assets at fair value through profit or loss
Equity instrument	~~W~~	13,682	13,682
Convertible bonds		1,327	1,327
Derivatives		13,059	13,059
Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	161	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	25,758	7,080
Liabilities carried at amortized cost
Secured bank borrowings	~~W~~	268,093	268,093
Unsecured bank borrowings		5,958,427	5,958,427
Unsecured bond issues		2,332,257	2,332,257
Trade accounts and notes payable		3,087,461	(*)
Other accounts payable		3,566,629	(*)
Long-term other accounts payable		3103	(*)
Security deposits		10,955	(*)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

ii)	As of December, 2017

	December 31, 2017
(In millions of won)	Carrying amounts		Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	162	162
Financial asset at fair value through profit or loss		1,552	1,552
Derivatives		842	842
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,602,560	(*)
Deposits in banks		758,089	(*)
Trade accounts and notes receivable		4,325,120	(*)
Non-trade receivable		150,554	(*)
Accrued income		14,273	(*)
Deposits		30,378	(*)
Short-term loans		16,766	(*)
Long-term loans		32,408	(*)
Long-term non-trade receivable		8,738	(*)
Liabilities carried at fair value
Derivatives	~~W~~	—	—
Liabilities carried at amortized cost
Secured bank loans	~~W~~	642,172	642,172
Unsecured bank loans		2,950,184	2,956,970
Unsecured bond issues		2,010,762	2,018,946
Trade accounts and notes payable		2,875,090	(*)
Other accounts payable		3,169,937	3,170,147
Long-term other accounts payable		2	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(iii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of December 31, 2018 and 2017 are as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Intellectual Discovery Co., Ltd.	~~W~~	729	729
Kyulux, Inc.		1,968	1,968
Fineeva Co., Ltd.		286	—
ARCH Venture Fund Vill, L.P.		2,283	2,283

		4,980	4,980

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

The movement in the available-for-sale financial assets for the years ended December 31, 2018 and 2017 is as follows:

	December 31, 2018
(In millions of won)	January 1, 2018		Acquisition	Disposal and others	Impairment	Fair value measurement	Effect of movements in exchange rates	December 31, 2018
Intellectual Discovery Co., Ltd.	~~W~~	729	—	—	—	3,869	—	4,598
Kyulux Inc.		1,968	—	—	—	492	—	2,460
Fineeva Co., Ltd.		—	286	—	—	—	—	286
ARCH Venture Fund Vill, L.P		2,283	146	—	—	3,824	85	6,338

	~~W~~	4,980	432	—	—	8,185	85	13,682

	December 31, 2017
(In millions of won)	January 1, 2017		Acquisition	Disposal and others	Impairment	Effect of movements in exchange rates	December 31, 2017
Intellectual Discovery Co., Ltd.	~~W~~	729	—	—	—	—	729
Kyulux Inc.		3,266	—	—	(1,298)	—	1,968
Henghao Technology Co., Ltd.		1,559	—	(909)	(650)	—	—
ARCH Venture Fund Vill, L.P		2,285	266	—	—	(268)	2,283

	~~W~~	7,839	266	(909)	(1,948)	(268)	4,980

Available-for-sale-financial assets consist of investments in equity securities and the fair value of some investments in equity securities are measured at cost because the range of reasonable fair value measurements is significant and the probabilities of the various estimates cannot be reasonably assessed since they do not have a quoted price in an active market for an identical instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(iv)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2018 and 2017 are as follows:

(In millions of won)	Level 1	Level 2	Level 3	Total
December 31, 2018
Financial asset at fiar value through profit or loss
Equity securities	—	—	13,682	13,682
Convertible bond	—	—	1,327	1,327
Derivatives	—	—	13,059	13,059
Financial asset at fair value through other comprehensive income
Debt securities	161	—	—	161
Financial liabilities at fair value through profit or loss	—	—	—	—
Derivatives	—	—	25,758	25,758

(In millions of won)	Level 1	Level 2	Level 3	Total
December 31, 2017
Assets
Available-for-sale financial assets	162	—	—	162
Financial asset at fair value through profit or loss	—	—	1,552	1,552
Derivatives	—	—	842	842

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	December 31, 2018				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loans	~~W~~	—	—	268,093	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	5,987,155	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,384,987	Discounted cash flow	Discount rate
Other accounts payable		—	—	3,566,629	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2017				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loans	~~W~~	—	—	642,172	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	2,956,970	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,016,086	Discounted cash flow	Discount rate
Other accounts payable		—	—	3,170,147	Discounted cash flow	Discount rate

The interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2018	December 31, 2017
Debentures, loans and others	2.09~3.37%	1.57~2.85%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

27.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2018 are as follows:

				Non-cash transactions
(In millions of won)	January 1, 2018		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	December 31, 2018
Short-term borrowings	~~W~~	—	(721)	—	721	—	—
Current portion of long-term debt		1,452,926	(1,859,098)	1,904,888	54,660	531	1,553,907
Long-term borrowings		2,644,189	3,882,959	(1,345,520)	50,642	—	5,232,271
Bonds		1,506,003	828,169	(559,368)	(4,172)	1,967	1,772,599

	~~W~~	5,603,118	2,851,309	—	101,851	2,498	8,558,777

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others

(a)	Related parties

Related parties for the year ended December 31, 2017 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2018 and 2017 are as follows:

	2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
INVENIA Co., Ltd.		—	30	1,608	58,111	—	896
AVATEC Co., Ltd.		—	530	—	—	71,403	905
Paju Electric Glass Co., Ltd.		—	4,172	364,183	—	—	4,411
WooRee E&L Co., Ltd.		—	—	58	—	—	144
YAS Co., Ltd.		—	—	5,281	143,192	—	3,391
LB Gemini New Growth Fund No. 16(*)		1,112	540	—	—	—	—

	~~W~~	1,112	5,272	371,130	201,303	71,403	9,747

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,215,153	—	36,522	1,041,563	—	127,775
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	71,798	—	—	—	—	103
LG Electronics Vietnam Haiphong Co., Ltd.		173,051	—	—	4,541	—	166

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

	2018
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	223,524	—	—	424	—	1,528
LG Electronics RUS, LLC		106,631	—	—	—	—	2,673
LG Electronics do Brasil Ltda.		192,775	—	—	—	—	350
LG Innotek Co., Ltd.		29,267	—	147,453	—	—	39,136
Qingdao LG Inspur Digital Communication Co., Ltd.		37,738	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		131,970	—	—	—	—	1
LG Electronics Mexicalli, S.A. DE C.V.		187,844	—	—	—	—	210
LG Electronics Mlawa Sp. z o.o.		740,784	—	—	—	—	631
LG Hitachi Water Solutions Co., Ltd.		9,100		—	304,365	—	8,980
LG Electronics Reynosa, S.A. DE C.V.		1,030,414	—	—	—	—	2,021
HiEntech Co., Ltd.		—	—	—	22,378	—	29,215
Hientech (Tianjin) Co., Ltd.		—	—	—	92,900	—	23,880
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	330	26,871	—	7,264
LG Electronics Almaty Kazakhstan		3,759	—	—	—	—	42
LG Electronics Egypt S.A.E.		25,491		—	—	—	16
LG Electronics S.A. (Pty) Ltd.		7,244		—	—	—	20
LG Electronics Taiwan Taipei Co., Ltd.		12,746	—	—	—	—	330
Others		5,195	—	28	15	—	11,480

	~~W~~	2,989,331	—	147,811	451,494	—	128,046

	~~W~~	4,205,596	5,272	555,463	1,694,360	71,403	265,569

(*)	Represents transactions occurred prior to disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

	2017
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd. (*)	~~W~~	1	—	—	—	4	6
INVENIA Co., Ltd.		—	—	1,862	66,548	—	2,259
AVATEC Co., Ltd.		—	530	—	—	90,785	720
Paju Electric Glass Co., Ltd.		—	8,109	380,815	—	—	4,225
Shinbo Electric Co., Ltd. (*)		15,812	—	—	—	—	21
Narenanotech Corporation (*)		—	—	279	21,727	—	244
WooRee E&L Co., Ltd.		—	—	—	—	—	175
YAS Co., Ltd.		—	—	6,347	69,243	—	2,474

	~~W~~	15,813	8,639	389,303	157,518	90,789	10,124

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	1,689,381	—	47,898	906,427	—	109,865
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	71,597	—	—	—	—	163
LG Electronics Vietnam Haiphong Co., Ltd.		205,934	—	—	8,892	—	198

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

	2017
				Purchase and others
(In millions of won)	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	300,785	—	—	245	—	379
LG Electronics RUS, LLC		103,479	—	—	—	—	963
LG Electronics do Brasil Ltda.		228,821	—	—	—	—	430
LG Innotek Co., Ltd.		14,836	—	199,896	—	—	5,692
Qingdao LG Inspur Digital Communication Co., Ltd.		77,787	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		230,832	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		319,772	—	—	—	—	186
LG Electronics Mlawa Sp. z o.o.		847,565	—	—	—	—	985
LG Electronics Taiwan Taipei Co., Ltd.		13,693	—	—	—	—	164
LG Hitachi Water Solutions Co., Ltd.		—	—	—	318,978	—	1,532
LG Electronics Reynosa, S.A. DE C.V.		1,287,340	—	—	—	—	1,926
LG Electronics Almaty Kazakhstan		14,079	—	—	—	—	53
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	255	3,744	—	2,621
HiEntech Co., Ltd.		—	—	—	6,991	—	34,432
Hientech (Tianjin) Co., Ltd.		—	—	—	21,838	—	11,822
LG Electronics S.A. (Pty) Ltd.		14,155	—	—	—	—	25
Others		857	—	3	14	—	7,264

	~~W~~	3,731,532	—	200,154	360,702	—	68,835

	~~W~~	5,436,726	8,639	637,355	1,424,647	90,789	188,824

(*)	Represents transactions occurred prior to disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2018 and 2017 are as follows:

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	December 31, 2018		December 31, 2017	December 31, 2018	December 31, 2017
Associates
INVENIA Co., Ltd.		2,000	2,375	30,179	18,662
AVATEC Co., Ltd.		—	—	4,382	2,949
Paju Electric Glass Co., Ltd.		—	—	60,566	60,141
WooRee E&L Co., Ltd.		—	—	7	61
YAS Co., Ltd.		—	375	6,145	6,474

	~~W~~	2,000	2,750	101,279	88,287

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	247,679	550,335	430,677	257,071
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	9,047	3,030	29	—
LG Electronics Vietnam Haiphong Co., Ltd.		25,544	36,017	—	3,917
LG Electronics Nanjing New Technology Co., Ltd.		43,463	46,373	139	699
LG Electronics RUS, LLC		22,570	25,102	90	80
LG Electronics do Brasil Ltda.		15,608	19,091	62	10
LG Innotek Co., Ltd.		2,885	407	47,382	62,675
Qingdao LG Inspur Digital Communication Co., Ltd.		3,530	13,061	—	—

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
(In millions of won)	December 31, 2018		December 31, 2017	December 31, 2018	December 31, 2017
Inspur LG Digital Mobile Communications Co., Ltd.	~~W~~	13,172	55,278	—	—
LG Electronics Mexicali, S.A. DE C.V.		15,305	29,440	—	—
LG Electronics Mlawa Sp. z o.o.		70,236	136,874	33	25
LG Hitachi Water Solutions Co., Ltd.		9,100	—	50,425	154,864
LG Electronics Reynosa S.A. DE C.V.		69,189	137,413	134	82
HiEntech Co., Ltd.		—	—	16,816	6,679
Hientech (Tianjin) Co., Ltd.		—	—	16,345	5,600
LG Electronics Egypt S.A.E.		10,296	—	—	1
Others		5,263	7,618	18,900	1,714

	~~W~~	315,208	509,704	150,355	236,346

	~~W~~	564,887	1,062,789	682,311	581,704

(*)	Represents transactions occurred prior to disposal of the entire investments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(d)

Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	Loans(*)
Associates	January 1, 2018		Increase	Decrease	December 31, 2018
INVENIA Co., Ltd.		2,375	—	375	2,000
YAS Co., Ltd.		375	—	375	—

	~~W~~	2,750	—	750	2,000

(*)	Loans are presented based on nominal amounts.

(In millions of won)
	Loans(*1)
Associates	January 1, 2017		Increase	Decrease	December 31, 2017
New Optics Ltd.(*2)	~~W~~	1,000	—	125	875
INVENIA Co., Ltd.		833	2,000	458	2,375
Narenanotech Corporation(*2)		300	—	75	225
YAS Co., Ltd.		833	—	458	375

	~~W~~	2,966	2,000	1,116	3,850

(*1)	Loans are presented based on nominal amounts.
(*2)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2017.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the years ended December 31, 2018 and 2017 are as follows. These entities are not affiliates according to K-IFRS No. 1024, Related Party Disclosures.

	For the year ended December 31, 2018			December 31, 2018
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd. and its subsidiaries	~~W~~	1,648	1,233,945	173	184,357
LG Household & Health Care and its subsidiaries		1	118	—	—
LG Hausys Ltd		1,111	4	—	3
Serveone and its subsidiaries		401	1,928,820	21,307	510,132
Silicon Works Co., Ltd		—	713,093	—	140,694
LG CNS Co., Ltd. and its subsidiaries		—	278,330	1	95,703
LG Holdings Japan Co., Ltd.		—	1,836	2,037	—
LG International Corp. and its subsidiaries(*)		715,835	578,153	83,011	146,836
LG Management Development Institute		—	9,734	3,480	441
G2R Inc. and its subsidiaries		—	60,978	—	19,773
LG Corp.		—	54,434	11,246	—
LG Uplus Corp.		21	1,745	—	178
Robostar Co., Ltd.		—	3,616	—	2,723

	~~W~~	719,017	4,864,806	121,255	1,100,840

(*)

For transactions which LG International and its subsidiaries act as an agent of the Group and receive commission revenue from the Group, above transaction amount only include commission revenue recognized by LG International and its subsidiaries. For prior year comparative purpose, gross sales and others for the year ended December 31, 2018 amount to ~~W~~770,277 million, respectively, and gross purchase and others for the year ended December 31, 2018 amount to ~~W~~1,140,207 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

	For the year ended December 31, 2017			December 31, 2017
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd. and its subsidiaries	~~W~~	1,648	1,233,945	173	184,357
LG Household & Health Care and its subsidiaries		1	118	—	—
LG Hausys Ltd		1,111	4	—	3
Serveone and its subsidiaries		401	1,928,820	21,307	510,132
Silicon Works Co., Ltd		—	713,093	—	140,694
LG CNS Co., Ltd. and its subsidiaries		—	278,330	1	95,703
LG Holdings Japan Co., Ltd.		—	1,836	2,037	—
LG International Corp. and its subsidiaries		715,835	578,153	83,011	146,836
LG Management Development Institute		—	9,734	3,480	441
G2R Inc. and its subsidiaries		—	60,978	—	19,773
LG Corp.		—	54,434	11,246	—
LG Uplus Corp.		21	1,745	—	178
Lusem Co., Ltd.(*)
SK Siltron Co., Ltd. (formerly, Siltron Co., Ltd.)(*)

	~~W~~	719,017	4,861,190	121,255	1,098,117

(*)	Represents transactions occurred prior to disposal of the entire investments.

Please refer to the detailed footnotes and final financial statements in the audit report, which will be on the electronic disclosure system (<http://dart.dss.or.kr>) on the last week of February

(3)	Separate Financial Statements

A.	Separate Statements of Financial Position

As of December 31, 2018 and 2017

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	December 31, 2018		December 31, 2017
Assets
Cash and cash equivalents	4, 26	~~W~~	473,283	566,408
Deposits in banks	4, 26		77,200	580,770
Trade accounts and notes receivable, net	5, 14, 26, 28		3,389,108	4,673,570
Other accounts receivable, net	5, 26		321,963	687,109
Other current financial assets	6, 26		29,281	13,499
Inventories	7		1,951,155	1,682,245
Other current assets	5		136,349	177,473

Total current assets			6,378,339	8,381,074
Deposits in banks	4, 26		11	11
Investments	8		3,602,214	2,683,941
Other non-current accounts receivable, net	5, 26		25,823	15,115
Other non-current financial assets	6, 26		77,192	49,657
Property, plant and equipment, net	9		14,984,564	12,487,001
Intangible assets, net	10		816,808	731,373
Deferred tax assets	24		851,936	727,248
Other non-current assets	5		325,219	333,995

Total non-current assets			20,683,767	17,028,341

Total assets		~~W~~	27,062,106	25,409,415

Liabilities
Trade accounts and notes payable	26, 28	~~W~~	3,186,123	2,391,493
Current financial liabilities	11, 26		1,044,841	1,060,735
Other accounts payable	26		1,746,412	2,701,823
Accrued expenses			516,970	755,062
Income tax payable			17,404	235,593
Provisions	13		96,555	73,685
Advances received	14		780,906	142,700
Other current liabilities	13		27,419	33,514

Total current liabilities			7,416,630	7,394,605
Non-current financial liabilities	11, 26		5,139,476	3,165,413
Non-current provisions	13		32,764	28,312
Defined benefit liabilities, net	12		44,187	94,535
Long-term advances received	14		1,122,015	830,335
Other non-current liabilities	13		94,453	66,956

Total non-current liabilities			6,432,895	4,185,551

Total liabilities			13,849,525	11,580,156

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings	16		9,172,389	9,789,067

Total equity			13,212,581	13,829,259

Total liabilities and equity		~~W~~	27,062,106	25,409,415

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

B. Separate Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017

(In millions of won, except earnings per share)	Note	2018		2017
Revenue	17, 28	~~W~~	22,371,687	25,591,082
Cost of sales	7, 18, 28		(20,439,681)	(21,718,047)

Gross profit			1,932,006	3,873,035
Selling expenses	19		(519,804)	(666,891)
Administrative expenses	19		(678,861)	(473,477)
Research and development expenses			(1,206,336)	(1,195,937)

Operating profit			(472,995)	1,536,730

Finance income	22		148,301	763,489
Finance costs	22		(129,652)	(119,534)
Other non-operating income	21		541,547	790,476
Other non-operating expenses	21		(577,007)	(931,294)

Profit before income tax			(489,806)	2,039,867
Income tax expense (Income)	23		(47,515)	260,146

Profit for the year			(442,291)	1,779,721

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12, 23		5,690	(16,260)
Related income tax	12, 23		(1,169)	9,259

			4,521	(7,001)

Other comprehensive income (loss) for the year, net of income tax			4,521	(7,001)

Total comprehensive income (loss) for the year		~~W~~	(437,770)	1,772,720

Earnings per share (In won)
Basic earnings per share	25	~~W~~	(1,236)	4,974

Diluted earnings per share	25	~~W~~	(1,236)	4,974

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

c. Separate Statements of Changes in Equity (Appendix-2)

d. Separate Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from operating activities:
Profit for the year		~~W~~	(442,291)	1,779,721
Adjustments for:
Income tax expense	23		(47,515)	260,146
Depreciation	9, 18		1,993,133	1,732,901
Amortization of intangible assets	10, 18		399,635	391,580
Gain on foreign currency translation			(38,724)	(143,514)
Loss on foreign currency translation			102,689	143,022
Expenses related to defined benefit plans	12, 20		178,274	196,853
Gain on disposal of property, plant and equipment			(42,864)	(139,053)
Loss on disposal of property, plant and equipment			8,615	11,620
Impairment loss on disposal of property, plant and equipment			43,601	—
Gain on disposal of intangible assets			(239)	(308)
Loss on disposal of intangible assets			—	30
Impairment loss on intangible assets			82	1,809
Reversal of impairment loss on intangible assets			(348)	(35)
Warranty expenses			207,892	217,198
Finance income			(145,293)	(761,617)
Finance costs			119,915	80,995
Other income			(3,400)	(17,127)
Other expenses			612	2,293

			2,776,065	1,976,793
Changes in
Trade accounts and notes receivable			1,110,769	316,119
Other accounts receivable			21,444	(63,844)
Inventories			(355,858)	24,738
Other current assets			101,812	14,807
Other non-current assets			(65,166)	(112,015)
Trade accounts and notes payable			828,112	(272,656)
Other accounts payable			(223,707)	161,337
Accrued expenses			(249,579)	166,035
Provisions			(190,317)	(177,439)
Other current liabilities			53,017	(6,883)
Defined benefit liabilities, net			(222,932)	(260,790)
Long-term advances received			957,717	1,020,470
Other non-current liabilities			25,745	6,368

			1,791,057	816,247
Cash generated from operating activities			4,124,831	4,572,761
Income taxes paid			(313,867)	(232,477)
Interests received			19,592	25,017
Interests paid			(145,082)	(93,487)

Net cash provided by operating activities		~~W~~	3,685,474	4,271,814

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2018 and 2017

(In millions of won)	Note	2018		2017
Cash flows from investing activities:
Dividends received		~~W~~	24,136	409,015
Increase in deposits in banks			(275,700)	(1,334,015)
Proceeds from withdrawal of deposits in banks			778,915	1,826,523
Acquisition of financial assets at fair value through profit or loss			—	—
Acquisition of available-for-sale financial assets			—	(7)
Proceeds from disposal of available-for-sale financial assets			—	917
Acquisition of financial asset at fair value through profit or loss			(286)	—
Proceeds from disposal of financial assets at fair value through other comprehensive income			6	—
Acquisition of investments			(192,611)	(81,780)
Proceeds from disposal of investments			4,527	13,128
Acquisition of property, plant and equipment			(5,548,289)	(4,859,831)
Proceeds from disposal of property, plant and equipment			201,222	199,769
Acquisition of intangible assets			(466,496)	(437,290)
Proceeds from disposal of intangible assets			960	1,674
Government grants received			1,210	1,859
Receipt from settlement of derivatives			2,026	2,592
Proceeds from collection of short-term loans			11,058	1,118
Increase in short-term loans			(7,700)	—
Increase in long-term loans			(36,580)	(13,930)
Increase in deposits			(348)	(1,388)
Decrease in deposits			569	1,185
Proceeds from disposal of emission rights			10,200	6,090

Net cash used in investing activities			(5,493,181)	(4,264,371)

Cash flows from financing activities:	27
Proceeds from short-term borrowings			552,164	—
Repayments of short-term borrowings			(552,884)	(105,864)
Proceeds from issuance of debentures			828,169	497,959
Proceeds from long-term debt			2,489,560	630,000
Repayments of current portion of long-term debt and debentures			(1,425,395)	(544,557)
Payment guarantee fee received			1,876	868
Dividends paid			(178,908)	(178,908)

Net cash provided by financing activities			1,714,582	299,498

Net increase in cash and cash equivalents			(93,125)	306,941
Cash and cash equivalents at January 1			566,408	259,467

Cash and cash equivalents at December 31		~~W~~	473,283	566,408

See accompanying notes to the separate financial statements.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

e. Notes to the Separate Financial Statements

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2018, the Company operates Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China, Poland and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2017, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of December 31, 2017, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of December 31, 2018, there are 20,890,926 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

In accordance with the Act on External Audits of Stock Companies, these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

K-IFRS No. 1109, K-IFRS No. 1115, and K-IFRS No. 2122 have been applied in the condensed separate interim financial statements as of and for the nine-month period ended September 30, 2018. Changes to significant accounting policies are described in Note 3.

The separate financial statements were authorized for issuance by the Board of Directors on January 22, 2018, which will be submitted for approval to the shareholders’ meeting to be held on March 15, 2019.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The separate financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the separate financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied in the last annual financial statements, except for new significant judgments and key sources of estimation uncertainty related to the application of K-IFRS No. 1109, K-IFRS No. 1115 in Note 3 and the change in useful life of Mask and Mold.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(e))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Recognition and measurement of provisions (note 3.(k), 13 and 14.(a))

•	Measurement of defined benefit obligations (note 12)

•	Deferred tax assets and liabilities (note 24)

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its separate financial statements are as follows:

(a)	Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No.1027. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(b)	Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was originally determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including loans, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income. Relevant foreign currency differences are presented in gross amounts in the separate statement of comprehensive income.

(c)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments

(i) Non-derivative financial assets

Under K-IFRS No. 1109, on initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI-debt investment; FVOCI-equity investment; or FVTPL. The classification of financial assets under K-IFRS 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	It is held within a business model whose objective is to hold assets to collect contractual cash flow; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments

(i) Non-derivative financial assets

The following accounting policies apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

(ii) Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities, in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2017, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(iii) Share Capital

The Company only issued common stocks and they are classified as equity. Incremental costs directly attributable to the issuance of common stocks are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income. The Company discontinues fair value hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them anymore or if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(e)	Financial Instruments, Continued

(iv) Derivative financial instruments, Continued

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if it does not designate the derivative hedging instrument and the hedged item as the hedge relationship between them any more or if the hedging instruments expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at FVTPL. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Other derivative financial instruments

Derivative financial instruments are measured at fair value and changes of them not designated as a hedging instrument or not effective for hedging are recognized in profit or loss.

(f)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(f)	Property, Plant and Equipment, Continued

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives (years)
Buildings and structures	20, 40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates. There were no such changes for all periods presented.

Based on the review of the past accumulated usage information that became available, the Company management reassessed the economic useful life of the Mask and Mold which had previously been classified as inventory. The balances of such Mask and Mold inventories amounted to ~~W~~90,955 million as of December 31, 2017. Based on the results of the reassessment, the Company changed useful lives of Mask and Mold to two years and accounted for the change as a change in accounting estimate. The Company also changed the classification of Mask and Mold to property, plant and equipment.

(g)	Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(h)	Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

(i)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of investments in subsidiaries, associates and joint ventures over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(i)	Intangible Assets, Continued

(iv) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific intangible asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives (years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Customer relationships	7, 10
Technology	10
Development costs	(*)
Condominium and golf club memberships	Not amortized

(*)

Capitalized development costs are amortized over the useful life considering the life cycle of the developed products. Amortization of capitalized development costs is recognized in research and development expenses in the separate statement of comprehensive income.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j)	Impairment

(i) Financial assets

The Group recognized loss allowances for an ‘expected credit loss as below’.

•	Financial assets at amortized cost

•	Financial assets at fair value through other comprehensive income.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

At each reporting date, the Company assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(j) Impairment, Continued

(i) Financial assets, Continued

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is recognized in OCI, instead of reducing the carrying amount of the asset.

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or “CGU”). The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Goodwill acquired in a business combination is allocated to CGUs that are expected to benefit from the synergies of the combination. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(k)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(l)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(l)	Employee Benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(m)	Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, earned trade discounts, volume rebates and other cash incentives paid to customers.

The Company adopted K-IFRS No. 1115, Revenue from contracts with customers, as of January 1, 2018. K-IFRS No. 1115 establishes a single new revenue recognition standard for contracts with customers and introduces a five-step model as below.

The steps in five-step model are as follows:

a)	Identify the contract with a customer.

b)	Identify the performance obligations in the contract.

c)	Determine the transaction price.

d)	Allocate the transaction price to the performance obligations in the contract.

e)	Recognize revenue when (or as) the entity satisfies a performance obligation.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(m)	Revenue, Continued

The consideration received from customers may be variable as the Company allows its customers to return their products according to the contracts.

The Company recognized refund liabilities as substantial amount compare to gross sales profit for expected return of goods until the end of December 31, 2018.

The Company shall estimate an amount of variable consideration by using the expected value or the most likely amount, depending on which method the entity expects to better predict the amount of consideration to which it will be entitled and include in the transaction price some or all of an amount of variable consideration estimated only to the extent that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when return period expires.

The Company shall recognize refund liability measured at the amount of consideration received (or receivable) to which the Company does not expect to be entitled and a new asset for the right to recover returned goods.

On the other hand, VAT received from customers and paid to the government is not recognized as gain comprehensive income statement

(n)	Operating Segments

In accordance with K-IFRS No. 1108, Operating Segments, entity wide disclosures of geographic and product revenue information are provided in the consolidated financial statements.

(o)	Finance Income and Finance Costs

Financial income and financial expenses of the company consist of the following:

•	interest income

•	Interest expenses

•	Dividend income

•	Other comprehensive income—net profit or loss on disposal of investment assets on debt instruments measured at fair value

•	Profit or loss—Net profit or loss on financial assets measured at fair value

•	Foreign exchange gains and losses on financial assets and financial liabilities

•	Amortized cost or other comprehensive income—impairment loss (or reversal of impairment loss) arising on investments in debt instruments measured at fair value

Interest income or expense is recognized using the effective interest method. Dividend income is recognized when the Company’s right to receive dividends is established. Interest expense on borrowings directly related to the acquisition, construction or production of qualifying assets is included in the acquisition cost of the related assets.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(p)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

(q)	Earnings Per Share

The Company presents basic and diluted earnings per share (“EPS”) data for its common stocks. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of common stocks outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of common stocks outstanding, adjusted for the effects of all dilutive potential common stocks such as convertible bonds and others.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(r)	Business Combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities in accordance with K-IFRS No. 1032 and K-IFRS No. 1039.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continued

(s)	Changes in Accounting Policies

The Company has initially adopted K-IFRS No. 1115, Revenue from Contracts with Customers, K-IFRS No. 1109, Financial Instruments, and K-IFRS No. 2122, Foreign Currency Transactions and Advance Consideration, from January 1, 2018.

(i)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 set out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standards replaces K-IFRS No. 1039 Financial Instruments: Recognition and Measurement. The Company adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Company has taken an exemption not to restate the financial statements for prior years with respects to transition requirements.

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below. There is no impact on the opening balance of retained earnings at January 1, 2018.

i) Classification and measurement of financial assets and financial liabilities

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities. However, it eliminates the previous K-IFRS No. 1039 categories for financial assets of held to maturity, loans and receivables and available for sale.

The adoption K-IFRS No. 1109 has not had a significant effect on the Company’s accounting policies related to financial liabilities and derivative financial instruments. The following table below explain the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Company’s financial assets as at January 1, 2018 are as below.

(In millions of won)	Classification under K-IFRS No. 1039	Classification under K-IFRS No. 1109	Carrying amount under K-IFRS No. 1039		Carrying amount under K-IFRS No. 1109	Difference
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost	~~W~~	566,408	566,408	—
Deposits	Loans and receivables	Amortized cost		580,781	580,781	—
Trade receivables	Loans and receivables	Amortized cost		4,673,570	4,673,570	—
Other receivables	Loans and receivables	Amortized cost		702,224	702,224	—
Debt instrument	Available-for-sale	FVOCI-debt instrument		162	162	—
Equity instrument	Available-for-sale	Mandatorily at FVTPL		2,697	2,697	—
Convertible bonds	Designated as at FVTPL	Mandatorily at FVTPL		1,552	1,552	—
Derivatives	Designated as at FVTPL	Mandatorily at FVTPL		842	842	—
Others	Loans and receivables	Amortized cost		57,903	57,903	—

Total financial assets			~~W~~	6,586,139	6,586,139	—

As of January 1, 2018, there was no financial liabilities measured at FVTPL.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

iv) Impairment of financial assets

K-IFRS No. 1109 replaces the ‘incurred loss’ model in K-IFRS No. 1039 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

As a result of applying the loss allowances model under K-IFRS No. 1109, as of January 1, 2018, there are no additional loss allowances as compared with the loss allowances under K-IFRS No. 1039.

v) Hedge Accounting

When initially applying K-IFRS No. 1109, the Company elected as its accounting policy to continue to apply hedge accounting requirements under K-IFRS No. 1039 instead of the requirements in K-IFRS No. 1109. As of January 1, 2018, there is no impact on the condensed consolidated interim financial statement of the Company resulting from the application of the requirements in K-IFRS No. 1109.

(iv) K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from contracts with customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaces existing revenue recognition guidance, including K-IFRS No. 1018 Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programmes, K-IFRS No. 2115, Agreements for the Construction of Real Estate and K-IFRS No. 2118, Transfers of Assets from Customers.

The Company has initially applied K-IFRS No. 1115, Revenue from contracts with customers, from January 1, 2018. Regarding transition to K-IFRS No.1115, the Company has decided to apply the cumulative effect method, i.e. recognizing the cumulative effect of applying K-IFRS No. 1115 at the date of initial application, which is January 1, 2018, without restatement of the comparative periods presented. As a result of this change, the refund liability and a new asset for the right to recover returned goods increased by ~~W~~9,789 million, respectively, as of January 1, 2018. There is no impact on the opening balance of retained earnings at January 1, 2018. (Note 5(d), 13(a))

The effect of the application of K-IFRS No. 1115 on the Company’s separate statement of financial position as of December 31, 2018 is as follows. There is no impact on the condensed separate statement of comprehensive income and the cash flows for year ended December 31, 2018.

(In millions of won)
Categories	Adoption of K-IFRS No. 1115		Adjustments	Adoption of K-IFRS No. 1018
Current Assets
Other current assets	~~W~~	136,350	(7,489)	128,861
Current Liabilities
Provisions	~~W~~	96,554	(7,489)	89,065

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.	Summary of Significant Accounting Policies, Continue

(iii) K-IFRS No. 2112, Foreign Currency Transactions and Advance Consideration

According to the new interpretation, K-IFRS No. 2112, Foreign Currency Transactions and Advance Consideration, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. There is no significant impact on the separate financial statements of the Company.

(t)	New Standards and Amendments Not Yet Adopted

The following new standard is effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Group has not early adopted the following new standard in preparing these condensed consolidated interim financial statements.

(ii) K-IFRS No. 1116, Leases

K-IFRS No. 1116, Leases, published on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. K-IFRS No. 1116 replaces existing leases guidance including K-IFRS No. 1017, Leases, K-IFRS No. 2014, Determining whether an Arrangement contains a Lease, K-IFRS No. 2015, Operating Leases—Incentives and K-IFRS No. 2027, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The Company will apply K-IFRS No. 1116 from the beginning of the fiscal year starting on January 1, 2019. At inception of a contract, the Company assesses whether the contract is, or contains, a lease and reassess whether a contract is, or contains, a lease at the date of initial application. However, as a practical expedient, the Company is not required to reassess for contracts entered into, or changed, on or before January 1, 2019.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks at the reporting date are as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	473,283	566,408
Deposits in banks
Time deposits	~~W~~	3,118	507,930
Restricted cash (*)		72,082	72,840

	~~W~~	77,200	580,770

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	11	11

	~~W~~	550,494	1,147,189

(*)

Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, pledge to enforce investment plans related to received subsidies from Gumi city and Gyeongsangbuk-do and others.

5.	Receivables and Other Current Assets

(a)	Trade accounts and notes receivable at the reporting date are as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Trade, net	~~W~~	257,038	355,332
Due from related parties		3,132,070	4,318,238

	~~W~~	3,389,108	4,673,570

(b)	Other accounts receivable at the reporting date are as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Current assets
Non-trade receivable, net	~~W~~	316,069	678,454
Accrued income		5,894	8,655

	~~W~~	321,963	687,109

Non-Current assets
Long-term non-trade receivable	~~W~~	25,823	15,115

	~~W~~	347,786	702,224

Due from related parties included in other accounts receivable, as of December 31, 2018 and 2017 are ~~W~~247,677 million and ~~W~~567,996 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and note receivable and other accounts receivable at the reporting date are as follows:

	December 31, 2018
	Book value			Impairment loss
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable(*)	Trade accounts and notes receivable	Other accounts receivable(*)
Not past due	~~W~~	3,387,653	347,669	(5)	(551)
Past due 1-15 days		1,353	274	—	(2)
Past due 16-30 days		79	69	—	(1)
Past due 31-60 days		28	95	—	(1)
Past due more than 60 days		—	668	—	(434)

	~~W~~	3,389,113	348,775	(5)	(989)

(*)	Other accounts receivable includes non-trade receivable, accrued income and Long-term non-trade receivable.

	December 31, 2017
	Book value			Impairment loss
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable(*)	Trade accounts and notes receivable	Other accounts receivable(*)
Not past due	~~W~~	4,673,660	701,952	(570)	(686)
Past due 1-15 days		341	482	—	(3)
Past due 16-30 days		135	53	—	(1)
Past due 31-60 days		—	207	—	(2)
Past due more than 60 days		4	622	—	(400)

	~~W~~	4,674,140	703,316	(570)	(1,092)

(*)	Other accounts receivable includes non-trade receivable, accrued income and Long-term non-trade receivable.

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable for the years ended December 31, 2018 and 2017 are as follows:

	2018			2017
(In millions of won)	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	570	1,092	520	827
(Reversal of) bad debt expense		(562)	(103)	50	265

Balance at the reporting date	~~W~~	5	989	570	1,092

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

5.	Receivables and Other Assets, Continued

(d)	Other assets at the reporting date are as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Current assets
Advance payments	~~W~~	3,354	3,597
Prepaid expenses		73,255	76,129
Value added tax refundable		52,252	95,769
Emission rights		—	1,978
Right to recover returned goods(*)		7,489	—

	~~W~~	136,350	177,473

Non-current assets
Long-term prepaid expenses	~~W~~	325,220	333,995

(*)	As a result from the initial application of K-IFRS No. 1115, the Company recognized an asset for right to recover returned goods returned by the customer.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

6.	Other Financial Assets

(a)	Other financial assets at the reporting date are as follows:

(In millions of won)	December 31, 2018
Current assets
Financial asset at fair value through profit or loss
Derivatives(*)	~~W~~	13,059
Financial asset at fair value through other comprehensive income
Debt instrument
Government bonds	~~W~~	106
Financial asset carried at amortized cost
Short-term loans	~~W~~	16,116

	~~W~~	29,281

Non-current assets
Financial asset at fair value through profit or loss
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	4,598
Kyulux, Inc.		2,460
Fineeva Co., Ltd.		286

	~~W~~	7,344

Convertible bonds	~~W~~	1,327
Financial asset at fair value through other comprehensive income
Debt instrument Government bonds	~~W~~	54
Financial asset carried at amortized cost
Deposits	~~W~~	13,418
Long-term loans		55,048

	~~W~~	77,191

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

6.	Other Financial Assets, Continued

(b)	Other financial assets as of December 31, 2017 are as follows:

(In millions of won)	December 31, 2017
Current assets
Available-for-sale financial assets
Debt instrument
Government bonds	~~W~~	6
Short-term loans		13,493

	~~W~~	13,499

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,552
Available-for-sale financial assets
Debt instrument
Government bonds	~~W~~	156
Equity instrument
Intellectual Discovery, Ltd.	~~W~~	729
Kyulux, Inc.		1,968

	~~W~~	2,697

Deposits	~~W~~	13,638
Long-term loans		30,772
Derivatives(*)		842

	~~W~~	49,657

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

Other financial assets of related parties as of December 31, 2018 and 2017 are ~~W~~2,000 million and ~~W~~2,750 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

7.	Inventories

Inventories at the reporting date are as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Finished goods	~~W~~	539,859	491,330
Work-in-process		791,395	675,324
Raw materials		500,413	286,934
Supplies		119,487	228,657

	~~W~~	1,951,155	1,682,245

For the years ended December 31, 2018 and 2017, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2018		2017
Inventories recognized as cost of sales	~~W~~	20,439,681	21,718,047
Including: inventory write-downs		280,323	184,139
Including: reversal and usage of inventory write-downs		(184,139)	(185,454)

There were no significant reversals of inventory write-downs recognized during 2018 and 2017.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			December 31, 2018			December 31, 2017
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell Display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell Display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell Display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell Display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture Display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell Display products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture Display products	100%		194,992	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture Display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell Display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell Display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture Display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou, China	Manufacture and Sell Display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell Display products	100%		218	100%		218
Global OLED Technology LLC	Herndon, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd(*1).	Haiphong, Vietnam	Manufacture Display Products	100%		329,978	100%		117,378
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*2)	Wilmington, U.S.A.	Invest in venture business and obtain technologies	100%		2,249	—		—
LG Display High-Tech (China) Co., Ltd.(*3)	Guangzhou, China	Manufacture Display Products	69%		749,154	—		—
MMT(*4)	Seoul, Korea	Money Market Trust	100%		24,501	100%		61,471

				~~W~~3,507,944			~~W~~2,580,911

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

8.	Investments, Continued.

(*1)

For the year ended December 31, 2018, the Company contributed ~~W~~212,600 million in cash for the capital increase of LG Display Vietnam Haiphong Co., Ltd. (“LGDVN”). There was no change in the Company’s ownership percentage in LGDVN as a result of this additional investment.

(*2)	For the year ended December 31, 2018, the Company established LG DISPLAY FUND I LLC in Wilmington, U.S.A. to invest in venture business and the Company has a 100% equity interest of this subsidiary.
(*3)

For the year ended December 31, 2018, the Company established LG Display High-Tech (China) Co., Ltd. in Guangzhou China to manufacture Display products and the Company has a 69% equity interest of this subsidiary.

(*4)	For the year ended December 31, 2018, the Company acquired ~~W~~24,501 million of Money Market Trust.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

8.	Investments, Continued.

(b)	Investments in associates consist of the following:

(In millions of won)			December 31, 2017			December 31, 2016
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%	~~W~~	45,089	40%	~~W~~	45,089
IINVENIA Co., Ltd.	Seongnam, South Korea	Develop and manufacture the equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd.(*4)	Ansan, South Korea	Manufacture LED back light unit packages	14%		4,746	14%		10,268
LB Gemini New Growth Fund No.16 (*1)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	—		—	31%		434
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell electric glass for FPDs	17%		10,600	17%		10,600
Arctic Sentinel, Inc.	Los Angeles U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
CYNORA Gmbh(*5)	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	14%		8,668	14%		20,309
Material Science Co., Ltd.(*2)	Seoul, South Korea	Develop, manufacture and sell material for display	10%		3,346	—		—
Nanosys Inc.(*3)	Milpitas, U.S.A.	Develop, manufacture and sell material for display	4%		5,491	—		—

				~~W~~	94,270		~~W~~	103,030

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

8.	Investments, Continued.

(*1)

In 2018, The LB Gemini New Growth Fund No.16 (“the Fund”). which the Company was a member of a limited partnership, was approved resolution to dissolve the fund at the general meeting and the fund completed liquidation. In December 2018, the Company received ~~W~~1,545 million from the Fund and recognized an finance income of ~~W~~1,112 million for the difference with carrying amount.

(*2)

In March 2018, the Company invested ~~W~~4,000 million and acquired 10,767 shares of common stock with voting rights in Material Science Co., Ltd. In 2018, the Company recognized an impairment loss of ~~W~~654 million as finance cost for the recoverable amount of investments in Material Science Co., Ltd.. As of December 31, 2018, the Company‘s ownership percentage in Material Science Co., Ltd. is 10% and the Company has the right to appoint a director to the board of directors of the investee.

(*3)

In May 2018, the Company invested ~~W~~10,732 million and acquired 5,699,954 shares of preferred stock with voting rights in Nanosys Inc. In 2018, the Company recognized an impairment loss of ~~W~~5,241 million as finance cost for the recoverable amount of investments in Nanosys Inc.. As of December 31, 2018, the Company‘s ownership percentage in Nanosys Inc. is 4% and the Company has the right to appoint a director to the board of directors of the investee.

(*4)

In 2018, the Company recognized an impairment loss of ~~W~~5,522 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in WooRee E&L Co., Ltd. which Manufacture LED back light unit packages.

(*5)

In 2018, the Company recognized an impairment loss of ~~W~~11,641 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in CYNORA Gmbh which Develop organic emitting materials for displays and lighting devices.

For the year ended December 31, 2018 and 2017, the aggregate amount of received dividends from subsidiaries and associates are ~~W~~95,553 million and ~~W~~612,132 million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the year ended December 31, 2018 are as follows:

(In millions of won)	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2018	~~W~~	460,511	4,857,328	33,969,092	622,955	5,586,631	139,774	45,636,291
Accumulated depreciation as of January 1, 2018		—	(2,218,404)	(30,303,595)	(531,316)	—	(93,685)	(33,147,000)
Accumulated impairment loss as of January 1, 2018		—	—	(2,290)	—	—	—	(2,290)

Book value as of January 1, 2018	~~W~~	460,511	2,638,924	3,663,207	91,639	5,586,631	46,089	12,487,001
Additions		—	—	—	—	4,943,986	—	4,943,986
Depreciation		—	(225,710)	(1,584,542)	(39,522)	—	(143,359)	(1,993,133)
Disposals		(15)	(22)	(147,490)	(305)	—	(4,434)	(152,266)
Impairment loss		—	—	(25,711)	—	(17,890)	—	(43,601)
Others (*2)		1,332	3,216	1,438,365	31,088	(2,060,535)	330,321	(256,213)
Government grants received		—	—	(1,029)	—	(181)	—	(1,210)

Book value as of December 31, 2018	~~W~~	461,828	2,416,408	3,342,800	82,900	8,452,011	228,617	14,984,564

Acquisition cost as of December 31, 2018	~~W~~	461,828	4,860,942	34,433,030	652,723	8,469,902	479,594	49,358,019

Accumulated depreciation as of December 31, 2018	~~W~~	—	(2,444,534)	(31,062,229)	(59,823)	—	(250,977)	(34,327,563)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	—	(28,001)	—	(17,890)	—	(45,891)

(*1)	As of December 31, 2018, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

9.	Property, Plant and Equipment, Continued

(b)	Changes in property, plant and equipment for the year ended December 31, 2017 are as follows:

(In millions of won)	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Others	Total
Acquisition cost as of January 1, 2017	~~W~~	461,483	4,730,093	33,536,183	637,918	2,680,073	134,488	42,180,238
Accumulated depreciation as of January 1, 2017		—	(1,999,023)	(30,772,830)	(560,513)	—	(87,609)	(33,419,975)
Accumulated impairment loss as of January 1, 2017		—	—	(2,290)	—	—	—	(2,290)

Book value as of January 1, 2017	~~W~~	461,483	2,731,070	2,761,063	77,405	2,680,073	46,879	8,757,973
Additions		—	—	—	—	5,544,771	—	5,544,771
Depreciation		—	(222,663)	(1,460,085)	(40,484)	—	(9,669)	(1,732,901)
Disposals		(1,042)	(6,727)	(70,068)	(24)	—	(3,122)	(80,983)
Others (*2)		70	137,792	2,435,447	54,742	(2,640,052)	12,001	—
Government grants received		—	(548)	(3,150)	—	1,839	—	(1,859)

Book value as of December 31, 2017	~~W~~	460,511	2,638,924	3,663,207	91,639	5,586,631	46,089	12,487,001

Acquisition cost as of December 31, 2017	~~W~~	460,511	4,857,328	33,969,092	622,955	5,586,631	139,774	45,636,291

Accumulated depreciation as of December 31, 2017	~~W~~	—	(2,218,404)	(30,303,595)	(531,316)	—	(93,685)	(33,147,000)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	—	(2,290)	—	—	—	(2,290)

(*1)	As of December 31, 2017, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others are mainly amounts transferred from construction-in-progress.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

9.	Property, Plant and Equipment, Continued

(c)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2018		2017
Capitalized borrowing costs	~~W~~	121,441	46,033
Capitalization rate		2.74%	1.91%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

10.	Intangible Assets

(a)	Changes in intangible assets for the year ended December 31, 2018 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Develop- ment costs	Construction- in-progress (software)	Customer relation-ships	Tech- nology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2018	~~W~~	665,645	810,270	54,834	1,769,998	30,722	59,176	11,074	72,588	13,077	3,487,384
Accumulated amortization as of January 1, 2018		(546,105)	(671,980)	—	(1,473,238)	—	(31,338)	(8,489)	—	(13,076)	(2,744,226)
Accumulated impairment loss as of January 1, 2018		—	—	(11,785)	—	—	—	—	—	—	(11,785)

Book value as of January 1, 2018	~~W~~	119,540	138,290	43,049	296,760	30,722	27,838	2,585	72,588	1	731,373
Additions - internally developed		—	—	—	372,835	—	—	—	—	—	372,835
Additions - external purchases		21,061	—	2,843	—	88,785	—	—	—	—	112,689
Amortization (*1)		(24,370)	(67,955)	—	(302,685)	—	(3,516)	(1,108)	—	(1)	(399,635)
Disposals		—	—	(721)	—	—	—	—	—	—	(721)
Impairment loss		—	—	(82)	—	—	—	—	—	—	(82)
Reversal of impairment loss		—	—	348	—	—	—	—	—	—	348
Transfer from construction-in-progress		—	85,640	—	—	(85,640)	—	—	—	—	—

Book value as of December 31, 2018	~~W~~	116,231	155,975	45,437	366,910	33,867	24,322	1,477	72,588	—	816,807

Acquisition cost as of December 31, 2018	~~W~~	686,707	895,186	56,956	2,142,832	33,867	59,176	11,075	72,588	13,077	3,971,464

Accumulated amortization as of December 31, 2018	~~W~~	(570,476)	(739,211)	—	(1,775,922)	—	(34,854)	(9,598)	—	(13,077)	(3,143,138)

Accumulated impairment loss as of December 31, 2018	~~W~~	—	—	(11,519)	—	—	—	—	—	—	(11,519)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

10.	Intangible Assets, Continued

(b)	Changes in intangible assets for the year ended December 31, 2017 are as follows:

(In millions of won)	Intellectual property rights		Software	Member- ships	Develop- ment costs	Construction- in-progress (software)	Customer relation-ships	Tech- nology	Goodwill	Others (*2)	Total
Acquisition cost as of January 1, 2017	~~W~~	627,998	733,030	51,407	1,433,791	17,782	59,176	11,074	72,588	13,077	3,019,923
Accumulated amortization as of January 1, 2017		(506,117)	(605,247)	—	(1,177,451)	—	(26,678)	(7,382)	—	(13,071)	(2,335,946)
Accumulated impairment loss as of January 1, 2017		—	—	(10,011)	—	—	—	—	—	—	(10,011)

Book value as of January 1, 2017	~~W~~	12,881	127,783	41,396	256,340	17,782	32,498	3,692	72,588	6	673,966
Additions - internally developed		—	—	—	336,208	—	—	—	—	—	336,208
Additions - external purchases		20,295	—	4,819	—	90,835	—	—	—	—	115,949
Amortization (*1)		(22,632)	(67,388)	—	(295,788)	—	(4,660)	(1,107)	—	(5)	(391,580)
Disposals		(4)	—	(1,392)	—	—	—	—	—	—	(1,396)
Impairment loss		—	—	(1,809)	—	—	—	—	—	—	(1,809)
Reversal of impairment loss		—	—	35	—	—	—	—	—	—	35
Transfer from construction-in-progress		—	77,895	—	—	(77,895)	—	—	—	—	—

Book value as of December 31, 2017	~~W~~	119,540	138,290	43,049	296,760	30,722	27,838	2,585	72,588	1	731,373

Acquisition cost as of December 31, 2017	~~W~~	665,645	810,270	54,834	1,769,998	30,722	59,176	11,074	72,588	13,077	3,487,384

Accumulated amortization as of December 31, 2017	~~W~~	(546,105)	(671,980)	—	(1,473,238)	—	(31,338)	(8,489)	—	(13,076)	(2,744,226)

Accumulated impairment loss as of December 31, 2017	~~W~~	—	—	(11,785)	—	—	—	—	—	—	(11,785)

(*1)	The Company has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses, and research and development expenses.
(*2)	Others mainly consist of rights to use electricity and gas supply facilities.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

10.	Intangible Assets, Continued

(c)

Development of new projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and development expenditures are capitalized, respectively.

(d)	Development costs as of December 31, 2018 and 2017 are as follows:

(i)	As of December 31, 2018

(In millions of won and in years)
Classification	Product	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	108,467	0.5
	TV		28,001	0.6
	Notebook		4,458	0.6
	Others		9,475	0.5

	Sub-Total	~~W~~	150,402

Development in process	Mobile	~~W~~	144,679
	TV		55,580
	Notebook		9,639
	Others		6,611

	Sub-Total	~~W~~	216,508

Total		~~W~~	366,910

(ii)	As of December 31, 2017

(In millions of won and in years)
Classification	Product	Book Value		Remaining Useful life
Development completed	Mobile	~~W~~	79,372	0.6
	TV		36,038	0.6
	Notebook		14,311	0.5
	Others		12,444	0.4

	Sub-Total	~~W~~	142,165

Development in process	Mobile	~~W~~	117,222
	TV		30,670
	Notebook		2,356
	Others		4,347

	Sub-Total	~~W~~	154,595

Total		~~W~~	296,760

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

11. Financial Liabilities

(a)	Financial liabilities at the reporting date is as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Current
Current portion of long-term debt		1,058,985	1,058,985
Current portion of Payment guarantee Liabilities		4,693	1,750

	~~W~~	1,044,841	1,060,735

Non-current
Won denominated borrowings	~~W~~	2,700,608	1,251,258
Foreign currency denominated borrowings		626,136	401,775
Bonds		1,772,599	1,506,003
Payment guarantee Liabilities		14,375	6,377
Derivatives(*)		25,758	—

	~~W~~	5,139,476	3,165,413

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

(b)	Won denominated long-term borrowings at the reporting date are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2017 (%)	December 31, 2018		December 31, 2017
Woori Bank	2.75	~~W~~	1,259	1,922
Shinhan Bank	—		—	200,000
Korea Development Bank and others	CD rate (91days) + 0.64~ 0.74, 2.43 ~ 3.25		2,850,000	1,250,000
Less current portion of long-term borrowings			(150,651)	(200,664)

		~~W~~	2,700,608	1,251,258

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

11.	Financial Liabilities, Continued

(c)	Foreign currency denominated long-term borrowings at the reporting date are as follows:

(In millions of won)
Lender	Annual interest rate as of December 31, 2017 (%)(*)	December 31, 2018		December 31, 2017
The Export-Import Bank and Others	3ML+0.75 ~1.70	~~W~~	955,976		755,337

Foreign currency equivalent		USD	855	USD	705

Less current portion of long-term borrowings			(329,839)		(353,562)

		~~W~~	626,137		401,775

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(d)	Details of bonds issued and outstanding at the reporting date are as follows:

(In millions of won)
	Maturity	Annual interest rate as of December 31, 2017 (%)	December 31, 2018		December 31, 2017
Won denominated bonds(*1)
Publicly issued bonds	Apr 2019~ Feb 2023	1.80~3.45	~~W~~	1,900,000	2,015,000
Privately placed bonds	May 2025~ May 2033	3.25~4.25		110,000
Less discount on bonds				(3,949)	(4,238)
Less current portion				(559,658)	(504,759)

			~~W~~	1,446,393	1,506,003

Foreign currency denominated bonds(*2)
Publicly issued bonds	Nov 2021	3.88	~~W~~	335,430	—

Foreign currency equivalent				USD 300	—

Less discount on bonds				(9,224)	—

			~~W~~	326,206	—

			~~W~~	1,772,599	1,506,003

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly in arrears.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid half yearly in arrears.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company or certain subsidiaries.

The defined benefit plans expose the Company to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Net defined benefit liabilities recognized at the reporting date are as follows:

(In millions of won)	December 31, 2018		December 31, 2017
Present value of partially funded defined benefit obligations	~~W~~	1,592,366	1,560,525
Fair value of plan assets		(1,548,179)	(1,465,990)

	~~W~~	44,187	94,535

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)	2018		2017
Opening defined benefit obligations	~~W~~	1,560,525	1,400,621
Current service cost		203,062	194,462
Past service cost		(25,749)	—
Interest cost		49,146	40,844
Remeasurements (before tax)		(27,886)	(114)
Benefit payments		(88,056)	(75,822)
Transfers from (to) related parties		(4,217)	534
Liquidation system		(74,459)	—

Closing defined benefit obligations	~~W~~	1,592,366	1,560,525

Weighted average remaining maturity of defined benefit obligations as of December 31, 2018, and 2017 are 14.4 years and 14.0 years, respectively.

(c)	Changes in fair value of plan assets for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2017		2016
Opening fair value of plan assets	~~W~~	1,465,990	1,258,409
Expected return on plan assets		48,184	38,453
Remeasurements (before tax)		(22,195)	(16,374)
Contributions by employer directly to plan assets		211,006	250,000
Benefit payments		(80,369)	(64,498)
		(74,437)	—

Closing fair value of plan assets	~~W~~	1,548,179	1,465,990

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

12.	Employee Benefits, Continued

(d)	Plan assets at the reporting date are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Guaranteed deposits in banks	~~W~~	1,548,179	1,465,990

As of December 31, 2018, the Company maintains the plan assets with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

The Company’s estimated additional contribution to the plan assets for the year ending December 31, 2019 is ~~W~~63,688 million.

(e)	Expenses recognized in profit or loss for the years ended December 31, 2018 and 2017 is as follows:

(In millions of won)
	2018		2017
Current service cost	~~W~~	203,062	194,462
Past service cost		(25,749)	—
Net interest cost		962	2,391

	~~W~~	178,275	196,853

Expenses are recognized in the following line items in the separate statements of comprehensive income.

(In millions of won)
	2018		2017
Cost of sales	~~W~~	134,880	158,419
Selling expenses		10,719	10,810
Administrative expenses		18,193	15,202
Research and development expenses		14,483	12,422

	~~W~~	178,275	196,853

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

12.	Employee Benefits, Continued

(f)	Remeasurements of net defined benefit liabilities (assets) included in other comprehensive income for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Included in other comprehensive income
Balance at January 1	~~W~~	(170,134)	(163,133)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		56,224	(48,890)
Demographic assumptions		(15,379)	(7,702)
Financial assumptions		(12,961)	56,706
Return on plan assets		(22,195)	(16,374)

	~~W~~	5,689	(16,260)

Income tax	~~W~~	(1,169)	9,259

Balance at December 31	~~W~~	(165,613)	(170,134)

(g)	Principal actuarial assumptions at the reporting date (expressed as weighted averages) are as follows:

	December 31, 2018	December 31, 2017
Expected rate of salary increase	4.3%	4.7%
Discount rate for defined benefit obligations	2.8%	3.2%

Assumptions regarding future mortality are based on published statistics and mortality tables. The current mortality underlying the values of the liabilities in the defined benefit plans are as follows:

		December 31, 2018	December 31, 2017
Teens	Males	0.01%	0.01%
	Females	0.00%	0.00%
Twenties	Males	0.01%	0.01%
	Females	0.00%	0.00%
Thirties	Males	0.01%	0.01%
	Females	0.01%	0.01%
Forties	Males	0.03%	0.03%
	Females	0.02%	0.02%
Fifties	Males	0.05%	0.05%
	Females	0.02%	0.02%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

12.	Employee Benefits, Continued

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2018:

(In millions of won)	Defined benefit obligation
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(199,750)	241,608
Expected rate of salary increase		236,002	(199,363)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the year ended December 31, 2018 are as follows:

(In millions of won)
	Litigations and claims		Warranties(*)	Others	Total
Balance at January 1, 2018	~~W~~	43	100,119	1,835	101,997
Adjustment from adoption of K-IFRS No. 1115		—	—	9,789	9,789
Additions (reversals)		—	207,892	(2,694)	205,198
Usage		(43)	(187,623)	—	(187,666)

Balance at September 30, 2018	~~W~~	—	120,388	8,930	129,318

Current	~~W~~	—	87,624	8,930	96,554
Non-current	~~W~~	—	32,764	—	32,764

(*)

The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Company’s warranty obligation.

(b)	Other liabilities at the reporting date is as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Current liabilities
Withholdings	~~W~~	16,181	23,948
Unearned revenues		11,074	9,566
Security deposits		165	—

	~~W~~	27,420	33,514

Non-current liabilities
Long-term accrued expenses	~~W~~	78,466	66,956
Long-term other accounts payable		3,081	—
Long-term unearned revenues		2,116	—
Security deposits		10,790	—

	~~W~~	94,453	66,956

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

14.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

In December 2016, Argos Limited and affiliated companies (“Argos”) filed a Notice of Claim against the Company and LG Display Taiwan Co., Ltd. in the High Court of Justice in London alleging infringement of Treaty on the Functioning of the European Union and Agreement on the European Economic Area. The parties reached settlement and executed a settlement agreement in November 2018.

Others

The Company is defending against various claims in addition to pending proceedings described above. The Company does not have a present obligation for these matters and has not recognized any provision at December 31, 2018.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

14.	Contingent Liabilities and Commitments, Continued

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,670 million (~~W~~1,867,227 million) in connection with the Company’s export sales transactions with its subsidiaries. As of December 31, 2018, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts mentioned about, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~706,374 million in connection with its domestic and export sales transactions and, as of December 31, 2018, ~~W~~143,075 million were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of December 31, 2018, the Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~33,543 million) with KEB Hana Bank, USD 80 million (~~W~~89,448 million) with Bank of China and USD 50 million (~~W~~55,905 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company provides a payment guarantee in connection with the term loan credit facilities of LG Display Vietnam Haiphong, Co., Ltd. amounting to USD 1,167 million (~~W~~1,305,167 million) for principals.

In addition, the Company obtained payment guarantees amounting to USD 1,538 million (~~W~~1,719,079 million) from KEB Hana Bank and others for advance received related to the long-term supply agreements, USD 306 million (~~W~~341,929 million) from Korea development Bank for foreign currency denominated bonds and USD 8.5 million (~~W~~9,504 million) from Shinhan bank for value added tax payments in Poland.

License agreements

As of December 31, 2018, in relation to its LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

As of December 31, 2018, in connection with long-term supply agreements with customers, the Company recognized USD 1,475 million (~~W~~1,649,198 million) in advances received. The advances received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received payment guarantees amounting to USD 1,538 million (~~W~~1,719,079 million) from KEB Hana Bank and other various banks relating to advance received.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

15.	Share Capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of December 31, 2018 and December 31, 2017, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2018 to December 31, 2018.

16.	Retained earnings

(a) Retained earnings at the reporting date is as follows:

(In millions of won)
	2018		2017
Legal reserve	~~W~~	212,158	194,267
Other reserve		68,251	68,251
Defined benefit plan actuarial loss		(165,614)	(170,134)
Retained earnings		9,057,594	9,696,683

	~~W~~	9,172,389	9,789,067

(b) For the years ended December 31, 2017 and 2016, details of the Company’s appropriations of retained earnings are as follows:

(In millions of won, except for cash dividend per common stock)
	2017		2016
Retained earnings before appropriations
Unappropriated retained earnings carried over from prior year	~~W~~	9,499,884	7,916,962
Profit for the year		(442,291)	1,779,721

		9,057,594	9,696,683
Appropriation of retained earnings (*)
Earned surplus reserve		—	17,891
Cash dividend (Dividend per common stock (%): 2017: ~~W~~500 (10%))		—	178,908

		—	196,799
Unappropriated retained earnings carried forward to the following year	~~W~~	9,057,594	9,499,884

(*)	For the years ended December 31, 2018 and 2017, the date of appropriation is March 15, 2019 and March 15, 2018, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

17.	Revenue

Details of revenue for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Sales of goods	~~W~~	22,324,003	25,541,281
Royalties		20,970	17,236
Others		26,714	32,565

	~~W~~22,371,687		25,591,082

18.	The Nature of Expenses and Others

The classification of expenses by nature for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Changes in inventories	~~W~~	(268,910)	24,738
Purchases of raw materials, merchandise and others	8,875,141		10,140,086
Depreciation and amortization	2,392,768		2,124,481
Outsourcing fees	6,012,740		5,372,293
Labor costs	2,592,716		2,696,869
Supplies and others	795,935		1,011,035
Utility	728,166		716,354
Fees and commissions	522,328		486,939
Shipping costs	102,913		124,303
Advertising	111,972		230,453
Warranty expenses	207,892		217,198
Travel	95,003		81,731
Taxes and dues	59,207		48,043
Others	694,166		812,902

	~~W~~22,922,037		24,087,425

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Salaries(*1)	~~W~~	396,223	220,300
Expenses related to defined benefit plans (*2)		29,023	26,012
Other employee benefits		42,987	49,769
Shipping costs		72,876	97,666
Fees and commissions		136,417	112,035
Depreciation		111,133	88,665
Taxes and dues		4,777	2,449
Advertising		111,972	230,453
Warranty expenses		207,892	217,198
Rent		10,597	10,004
Insurance		6,175	6,620
Travel		18,197	19,812
Training		10,910	13,862
Others		39,486	45,523

	~~W~~1,198,665		1,140,368

(*1)	~~W~~184,941 million increased for retirement bonus payment.
(*2)	~~W~~110 million increased for additional accumulation on definded contribution.

20.	Personnel Expenses

Details of personnel expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Salaries and wages	~~W~~	2,280,341	2,314,935
Other employee benefits		312,050	312,816
Contributions to National Pension plan		75,668	73,061
Expenses related to defined benefit plan (*)		179,137	196,853

	~~W~~2,847,196		2,897,665

(*)	~~W~~862 million increased for additional accumulation on definded contribution.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

21.	Other Non-operating Income and Other Non-operating Expenses

(a) Details of other non-operating income for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018	2017
Foreign currency gain	~~W~~483,160	642,208
Gain on disposal of property, plant and equipment	42,864	139,053
Gain on disposal of intangible assets	239	308
Reversal of impairment loss on intangible assets	348	35
Rental income	1,764	3,514
Others	13,172	5,358

	~~W~~541,547	790,476

(b) Details of other non-operating expenses for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018	2017
Foreign currency loss	~~W~~499,652	898,221
Loss on disposal of property, plant and equipment	8,615	11,620
Impairment loss on property, plant and equipment	43,601
Loss on disposal of intangible assets	—	30
Impairment loss on intangible assets	82	1,809
Donations	7,294	16,991
Other bad debt expense	23	2,180
Others	17,740	443

	~~W~~577,007	931,294

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

22.	Finance Income and Finance Costs

(a) Finance income and costs recognized in profit or loss for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Finance income
Interest income	~~W~~	17,938	25,561
Dividend income		95,553	612,132
Foreign currency gain		10,170	116,085
Gain on disposal of investments		1,112	4,203
Gain on transaction of derivatives		2,075	3,106
Gain on valuation of derivatives		13,059	1,070
Gain on disposal of available-for-sale financial assets		—	8
Gain on valuation of financial asset at fair value through profit or loss		—	170
Gain on valuation of financial assets at fair value through profit or loss		4,362
Others		4,032	1,154

	~~W~~	148,301	763,489

Finance costs
Interest expense	~~W~~	35,108	47,294
Foreign currency loss		39,869	39,639
Loss on disposal of investments		—	22,490
Loss on impairment of investments		23,059	5,505
Loss on sale of trade accounts and notes receivable		875	46
Loss on valuation of financial assets at fair value through profit or loss		225	—
Loss on impairment of available-for-sale financial assets		—	1,948
Loss on transaction of derivatives		49	514
Loss on valuation of derivatives		26,600	—
Others		3,867	2,098

	~~W~~	129,652	119,534

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

23.	Income Taxes

(a) Details of income tax expense for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Current tax expense
Current year	~~W~~	(3,883)	324,522
Adjustment of income tax related to prior period		82,225

	~~W~~	78,342	324,522

Deferred tax expense (benefit)
Origination and reversal of temporary differences	~~W~~	(190,675)	(52,668)
Change in unrecognized deferred tax assets		64,818	(11,708)

	~~W~~	(125,857)	(64,376)

Income tax expense	~~W~~	(47,515)	260,146

(b) Income taxes recognized directly in other comprehensive income or loss for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018				2017
	Before tax		Tax benefit (expense)	Net of tax	Before tax	Tax benefit (expense)	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	5,690	(1,169)	4,521	(16,260)	9,259	(7,001)

(c) Reconciliation of the actual effective tax rate for the years ended December 31, 2018 and 2017 is as follows:

(In millions of won)
	2018			2017
Profit for the year	~~W~~		(442,291)		1,779,721
Income tax expense			(47,515)		260,146

Profit before income tax			(489,806)		2,039,867

Income tax expense using the Company’s statutory tax rate		26.65%	(130,533)	24.20%	493,648
Non-deductible expenses		(6.76)%	33,112	2.63%	53,671
Tax credits		19.97%	(97,822)	(11.81%)	(240,788)
Change in unrecognized deferred tax assets		(13.23%)	64,818	(0.57%)	(11,708)
Adjustment of income tax related to prior period		(15.28%)	82,225	—	—
Effect on change in tax rate (Note 24(d))		0.41%	(2,007)	(1.69%)	(34,455)
Others		(2.06%)	2,692	(0.01%)	(222)

Actual income tax expense	~~W~~		(47,515)		260,146

Actual effective tax rate			9.70%		12.75%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

24.	Deferred Tax Assets and Liabilities

(a)	Unrecognized deferred tax liabilities

As of December 31, 2018, in relation to the temporary differences on investments in subsidiaries amounting to ~~W~~211,264 million, the Company did not recognize deferred tax liabilities since the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future.

(b)	Unused tax credit carryforwards for which no deferred tax asset is recognized

Realization of deferred tax assets related to tax credit carryforwards is dependent on whether sufficient taxable income will be generated prior to their expiration. As of December 31, 2018, the Company recognized deferred tax assets of ~~W~~308,393 million, in relation to tax credit carryforwards, to the extent that management believes the realization is probable.

(In millions of won)

	December 31, 2019		December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023
Tax credit carryforwards	~~W~~	—	—	58,391	91,862	—

(c)	Deferred tax assets and liabilities are attributable to the following:

(In millions of won)

	Assets			Liabilities		Total
	December 31, 2018		December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Other accounts receivable, net	~~W~~	—	—	(1,013)	(1,378)	(1,013)	(1,378)
Inventories, net		53,882	30,688	—	—	53,882	30,688
Defined benefit liabilities, net		—	2,375	—	—	—	2,375
Accrued expenses		121,508	179,112	—	—	121,508	179,112
Property, plant and equipment		191,073	206,900	—	—	191,073	206,900
Intangible assets		925	1,249	—	—	925	1,249
Provisions		32,468	27,018	—	—	32,468	27,018
Gain or loss on foreign currency translation, net		13	13	—	—	13	13
Others		17,932	12,345	—	—	17,932	12,345
Tax losses carryforwards		126,755	—			126,755	—
Tax credit carryforwards		308,393	268,926	—	—	308,393	268,926

Deferred tax assets (liabilities)	~~W~~	852,949	728,626	(1,013)	(1,378)	851,936	727,248

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

24.	Deferred Tax Assets and Liabilities, Continued

(d) Changes in deferred tax assets and liabilities for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)

	January 1, 2017		Profit or loss	Other compre- hensive income	December 31, 2017	Profit or loss	Other compre- hensive income	December 31, 2018
Other accounts receivable, net	~~W~~	(1,190)	(188)	—	(1,378)	365	—	(1,013)
Inventories, net		32,150	(1,462)	—	30,688	23,194	—	53,882
Defined benefit liabilities, net		10,817	(17,701)	9,259	2,375	(1,206)	(1,169)	—
Accrued expenses		119,952	59,160	—	179,112	(57,604)	—	121,508
Property, plant and equipment		177,833	29,067	—	206,900	(15,827)	—	191,073
Intangible assets		744	505	—	1,249	(324)	—	925
Provisions		15,051	11,967	—	27,018	5,450	—	32,468
Gain or loss on foreign currency translation, net		11	2	—	13	—	—	13
Others		10,845	1,500	—	—	5,587	—	17,932
Tax losses carryforwards		—	—		12,345	126,755	—	126,755
Tax credit carryforwards		287,400	(18,474)	—	268,926	39,467	—	308,393

Deferred tax assets (liabilities)	~~W~~	653,613	64,376	9,259	727,248	125,857	(1,169)	851,936

Statutory tax rate applicable to the Company is 24.2% for the year-ended December 31, 2017. During the year ended December 31, 2018, certain amendments to corporate income tax rules in Korea were enacted and effective on January 1, 2018 that resulted in application of 27.5% for taxable income in excess of ~~W~~300,000 million. Accordingly, the Company recorded the impact from the amendment when measuring the deferred tax.

The effective tax rate for the year ended December 31, 2018, is different from the statutory tax rate due to the change in the realization possibility of deferred income tax including the lump sum payment.

25.	Earnings per Share

(a) Basic earnings per share for the years ended December 31, 2018 and 2017 are as follows:

(In won and No. of shares)
	2018		2017
Profit for the period	~~W~~	(442,291,281,486)	1,779,721,318,741
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Earnings per share	~~W~~	(1,236)	4,974

For the years ended December 31, 2018 and 2017, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings per share.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

25.	Earnings per Share, Continued

(b) Diluted earnings per share for the years ended December 31, 2018 and 2017 are not calculated since there was no potential common stock.

26.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i) Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts at the reporting date is as follows:

(In millions)	December 31, 2018
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	66	—	54	1	7
Trade accounts and notes receivable	2,809	2,937	—	—	—
Non-trade receivable	48	836	1,018	—	—
Trade accounts and notes payable	(1,392)	(11,477)	—	—	—
Other accounts payable	(117)	(13,982)	—	(18)	(2)
Debt	(1,163)	—	—	—	—

Aggregate notional amounts in financial positions	238	(21,686)	1,072	(17)	5

Currency swap contracts	780	—	—	—	—

Net exposure	1,031	(21,686)	1,072	(17)	5

(In millions)	December 31, 2017
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	482	77	—	2	—
Trade accounts and notes receivable	3,840	1,960	—	—	—
Non-trade receivable	73	1,674	1,085	—	9
Trade accounts and notes payable	(1,337)	(13,659)	—	—	—
Other accounts payable	(170)	(12,582)	(1,059)	(10)	(2)
Debt	(705)	—	—	—	—

Net exposure	2,183	(22,530)	26	(8)	7

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

Average exchange rates applied for the years ended December 31, 2018 and 2017 and the exchange rates at December 31, 2018 and December 31, 2017 are as follows:

(In won)	Average rate			Reporting date spot rate
	2018		2017	December 31, 2018		December 31, 2017
USD	~~W~~	1,100.21	1,131.08	~~W~~	1,118.10	1,071.40
JPY		9.96	10.09		10.13	9.49
CNY		166.41	167.52		162.76	163.65
PLN		304.87	299.98		297.33	306.07
EUR		1,298.53	1,277.01		1,279.16	1,279.25

ii) Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of December 31, 2018 and 2017, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2018			December 31, 2017
	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	~~W~~	41,788	41,788	~~W~~	88,643	88,643
JPY (5 percent weakening)		(7,965)	(7,965)		(8,104)	(8,104)
CNY (5 percent weakening)		6,325	6,325		161	161
PLN (5 percent weakening)		(183)	(183)		(93)	(93)
EUR (5 percent weakening)		232	232		339	339

A stronger won against the above currencies as of December 31, 2018 and 2017 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(ii) Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

i) Profile

The interest rate profile of the Company’s interest-bearing financial instruments at the reporting date is as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Fixed rate instruments
Financial assets	~~W~~	550,644	1,147,340
Financial liabilities		(5,033,516))	(2,962,671)

	~~W~~	(4,482,872))	(1,815,331)

Variable rate instruments
Financial liabilities	~~W~~	(1,105,976)	(1,255,350)

ii) Equity and profit or loss sensitivity analysis for variable rate instruments

For the years ended December 31, 2018 and 2017, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following years. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1% increase		1% decrease	1% increase	1% decrease
December 31, 2018
Variable rate instruments(*)	~~W~~	(8,018)	8,018	(8,018)	8,018
December 31, 2017
Variable rate instruments(*)	~~W~~	(6,863)	6,863	(6,863)	6,863

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets, the Company recognizes expected credit loss and its changes at each reporting date subsequent to initial recognition of financial asset according to an expected credit loss impairment model.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is as follows:

i)	As of September 30, 2018

(In millions of won)
	December 31, 2018
Financial assets carried at amortized cost
Cash and cash equivalents		473,283
Deposits in banks		77,211
Trade accounts and notes receivable		3,389,108
Non-trade receivable		316,069
Accrued income		5,894
Deposits		13,418
Short-term loans		16,116
Long-term loans		55,048
Long-term non-trade receivable		25,823

		4,371,970

Financial assets at fair value through profit or loss
Convertible bonds	~~W~~	1,327
Derivatives		13,059

	~~W~~	14,386

Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	161

	~~W~~	4,386,517

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

24.	Financial Risk Management, Continued

ii)	As of December 31, 2017

(In millions of won)	December 31, 2017
Cash and cash equivalents	~~W~~	566,408
Deposits in banks		580,781
Trade accounts and notes receivable		4,673,570
Non-trade receivable		678,454
Accrued income		8,655
Available-for-sale financial assets		162
Financial assets at fair value through profit or loss		1,552
Deposits		13,638
Short-term loans		13,493
Long-term loans		30,772
Long-term non-trade receivable		15,115
Derivatives		842

	~~W~~	6,583,442

In addition to the financial assets above, as of December 31, 2018, the Company provides a payment guarantee of USD 1,167 million (~~W~~1,305,167 million), for its subsidiary.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Company’s management policy.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2018.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank loans	~~W~~	3,807,234	4,148,732	503,257	85,176	802,857	2,502,969	254,473
Unsecured bond issues		2,332,257	2,537,553	291,738	328,400	456,990	1,320,248	140,177
Trade accounts and notes payable		3,186,123	3,186,123	3,186,123	—	—	—	—
Other accounts payable		1,746,412	1,746,412	1,745,382	1,030	—	—	—
Long-term other accounts payable		3,081	3,081	—	—	2,055	1,026	—
Payment guarantee(*)		19,068	1,493,425	41,614	41,713	137,328	1,010,875	261,895
Security deposits		10,955	10,955	—	165	10,790	—	—
Derivatives financial liabilities
Derivatives	~~W~~	25,758	(35,140)	(6,742)	(6,728)	(12,517)	(9,153)	—

	~~W~~	11,130,888	13,091,141	5,761,372	449,756	1,397,503	4,825,965	656,545

(*)	Contractual cash flows of payment guarantee is identical to timing of principal payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(d)	Capital Management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	December 31, 2018		December 31, 2017
Total liabilities	~~W~~	13,849,525	11,580,156
Total equity		13,212,581	13,829,259
Cash and deposits in banks (*1)		550,483	1,147,178
Borrowings (including bonds)		6,139,491	4,218,021
Total liabilities to equity ratio		105%	84%
Net borrowings to equity ratio (*2)		42%	22%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i) Other current financial assets and liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii) Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii) Investments in Equity and Debt Securities

The fair value of marketable financial assets at fair value through profit or loss and at fair value through other comprehensive income is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using valuation methods.

iv) Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(e)	Determination of fair value, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the separate statement of financial position as of December 31, 2018 and December 31, 2017 are as follows:

i) As of December 31, 2018

(In millions of won)
	December 31, 2018
	Carrying amounts		Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	473,283	(*	)
Deposits in banks		77,211	(*	)
Trade accounts and notes receivable		3,389,108	(*	)
Non-trade receivable		316,069	(*	)
Accrued income		5,894	(*	)
Deposits		13,418	(*	)
Short-term loans		16,116	(*	)
Long-term loans		55,048	(*	)
Long-term non-trade receivable		25,823	(*	)
Financial assets at fair value through profit or loss
Equity instrument	~~W~~	7,344	7,344
Convertible bonds		1,327	1,327
Derivatives		13,059	13,059
Financial assets at fair value through other comprehensive income
Debt instrument	~~W~~	161	161
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	25,758	25,758
Financial liabilities carried at amortized cost
Unsecured bank borrowings	~~W~~	3,807,234	3,862,709
Unsecured bond issues		2,332,257	2,384,987
Trade accounts and notes payable		3,186,123	(*	)
Other accounts payable		3,081	(*	)
Payment guarantee liabilities		19,068	(*	)
Security deposits		10,955	(*	)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

24.	Financial Risk Management, Continued

ii)	As of December 31, 2017

(In millions of won)
	December 31, 2017
	Carrying amounts		Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	162	162
Financial asset at fair value through profit or loss		1,552	1,552
Derivatives		842	842
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	566,408	(*)
Deposits in banks		580,781	(*)
Trade accounts and notes receivable		4,673,570	(*)
Non-trade receivable		678,454	(*)
Accrued income		8,655	(*)
Deposits		13,638	(*)
Short-term loans		13,493	(*)
Long-term loans		30,772	(*)
Long-term non-trade receivable		15,115	(*)
Liabilities carried at amortized cost
Unsecured bank borrowings	~~W~~	2,207,259	2,212,474
Unsecured bond issues		2,010,762	2,016,086
Trade accounts and notes payable		2,391,493	(*)
Other accounts payable		2,701,823	2,702,033
Payment guarantee liabilities		8,127	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(iii)	Financial Instruments measured at cost

Financial assets at fair value through profit or loss measured at cost as of December 31, 2018 and 2017 are as follows:

(In millions of won)
	December 31, 2018		December 31, 2017
Intellectual Discovery Co., Ltd.	~~W~~	4,598	729
Kyulux Inc.		2,460	1,968
Fineeva Co., Ltd.		286	—

	~~W~~	7,344	2,697

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

The movement in the financial assets at fair value through profit or loss for the years ended December 31, 2017 and 2016 is as follows:

(In millions of won)	December 31, 2018
	January 1, 2018		Acquisition	Disposal and others	Impairment	Fair value measurement	December 31, 2018
Intellectual Discovery Co., Ltd.	~~W~~	729	—	—	—	3,869	4,598
Kyulux Inc.		1,968	—	—	—	492	2,460
Fineeva Co., Ltd.		—	286	—	—	—	286

	~~W~~	2,697	286	—	—	4,361	7,344

(In millions of won)
	December 31, 2017
	January 1, 2017		Acquisition	Disposal and others	Impairment	December 31, 2017
Intellectual Discovery Co., Ltd.	~~W~~	729	—	—	—	729
Kyulux Inc.		3,266	—	—	(1,298)	1,968
Henghao Technology Co., Ltd.		1,559	—	(909)	(650)	—

	~~W~~	5,554	—	(909)	(1,948)	2,697

Financial assets at fair value through profit or loss consist of investments in equity securities and the fair value of some investments in equity securities are measured at cost because the range of reasonable fair value measurements is significant and the probabilities of the various estimates cannot be reasonably assessed since they do not have a quoted price in an active market for an identical instruments.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

(iv)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2018 and 2017 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2018
Financial assets at fair value through profit or loss
Equity instrument	~~W~~	—	—	7,344	7,344
Convertible bonds		—	—	1,327	1,327
Derivatives		—	—	13,059	13,059
Financial asset at fair value through other comprehensive income
Debt instrument		161	—	—	161
Financial liabilities at fair value through profit or loss
Derivatives		—	—	25,758	25,758

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2017
Assets
Available-for-sale financial assets	~~W~~	162	—	—	162
Financial asset at fair value through profit or loss		—	—	1,552	1,552
Derivatives		—	—	842	842

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

26.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	December 31, 2018				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	3,835,962	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,384,987	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,746,412	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	3,081	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2017				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	2,212,474	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,016,086	Discounted cash flow	Discount rate
Other accounts payable		—	—	2,702,033	Discounted cash flow	Discount rate

The interest rates applied for determination of the above fair value at the reporting date are as follows:

	December 31, 2017	December 31, 2017
Debentures, loans and others	2.09~3.37%	1.57~2.92%

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

27.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the year ended December 31, 2017 are as follows:

(In millions of won)

				Non-cash transactions
	January 1, 2018		Cash flows from financing activities	Reclassification	Exchange rate effect	Effective interest adjustment	Others	December 31, 2018
Short-term borrowings	~~W~~	—	(720)	—	—	—	—	—
Current portion of long-term debt		1,058,985	(1,425,395)	1,376,082	531	29,945	—	1,040,148
Payment Guarantee		8,127	1,876	—	—	—	9,065	19,068
Long-term borrowings		1,653,033	2,489,560	(816,714)	864	—	—	3,326,743
Bonds		1,506,003	828,169	(559,368)	1,967	(4,172)	—	1,772,599

	~~W~~	4,226,148	1,893,490	—	4,082	25,773	9,065	6,158,558

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others

(a)	Related parties

Related parties for the year ended December 31, 2018 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 8.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the years ended December 31, 2017 and 2016 are as follows:

(In millions of won)	2018
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	8,944,621	—	—	—	—	9
LG Display Japan Co., Ltd.		2,413,437	—	—	—	—	2,158
LG Display Germany GmbH		1,796,479	—	—	—	—	5,558
LG Display Taiwan Co., Ltd.		1,488,447	—	—	—	—	568
LG Display Nanjing Co., Ltd.		13,840	—	6,037	—	1,321,700	27,142
LG Display Shanghai Co., Ltd.		963,865	—	—	—	—	52
LG Display Poland Sp. z o.o.		329	—	—	—	37,307	16
LG Display Guangzhou Co., Ltd.		52,168	—	14,043	—	1,930,113	14,194
LG Display Shenzhen Co., Ltd.		1,312,088	—	—	—	—	4
LG Display Yantai Co., Ltd.		23,018	—	25,759	—	1,358,502	13,597
LG Display (China) Co., Ltd.		328	90,281	1,409,953	—	—	1,253
LG Display Singapore Pte LTD.		1,087,835		—	—	—	38
L&T Display Technology (Fujian) Limited		392,318	—	—	—	8	38
Nanumnuri Co., Ltd.		180	—	—	—	—	21,356
Global OLED Technology LLC		—	—	—	—	—	6,007
LG Display Guangzhou Trading Co., Ltd.		782,603	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		39,639	—	36,013	—	830,170	6,175
Suzhou Lehui Display Co., Ltd.		178,357	—	—		—	—
LG Display High-Tech (China) Co., Ltd.		12,434	—	—	—	—	—

	~~W~~	19,501,986	90,281	1,491,805	—	5,477,800	98,165

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)	2018
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
WooRee E&L Co., Ltd.		—	—	50	—	—	144
INVENIA Co., Ltd.		—	30	1,608	28,657	—	795
AVATEC Co., Ltd.		—	530	—	—	71,403	905
Paju Electric Glass Co., Ltd.		—	4,172	364,183	—	—	4,411
LB Gemini New Growth Fund No. 16 (*)		1,112	540	—	—	—	—
YAS Co., Ltd.		—	—	5,281	25,422	—	3,391

	~~W~~	1,112	5,272	371,122	54,079	71,403	9,646

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,207,372	—	31,161	454,555	—	107,861

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)	2017
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	71,798	—	—	—	—	103
LG Electronics Vietnam Haiphong Co., Ltd.		173,051	—	—	—	—	166
LG Electronics Reynosa S.A. DE C.V.		33,225	—	—	—	—	2,021
LG Electronics Almaty Kazakhstan		3,759	—	—	—	—	42
LG Electronics S.A. (Pty) Ltd.		7,244	—	—	—	—	20
LG Electronics Mexicalli, S.A. DE C.V.		10,296	—	—	—	—	210
LG Electronics RUS, LLC		2,201	—	—	—	—	1,862
LG Electronics Egypt S.A.E		25,491					16
LG Electronics (Kunshan) Computer Co., Ltd.		4,804					—
LG Innotek Co., Ltd.		29,148	—	137,949	—	—	38,930
LG Hitachi Water Solutions Co., Ltd.		9,100	—	—	285,514	—	8,980
Inspur LG Digital Mobile Communications Co., Ltd.		59,769	—	—	—	—	1
Qingdao LG Inspur Digital Communication Co., Ltd.		37,738	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	29,215
Others		2,185	—	27	—	—	9,498

	~~W~~	479,809	—	137,976	285,514	—	91,064

	~~W~~	21,190,279	95,553	2,032,064	794,148	5,549,203	306,736

(*)	Represents transactions occurred prior to disposal of the entire investments

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)	2017
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	11,080,713	11,060	—	—	—	25
LG Display Japan Co., Ltd.		2,468,424	3,438	—	—	—	52
LG Display Germany GmbH		1,804,786	4,365	—	—	—	7,395
LG Display Taiwan Co., Ltd.		1,489,786	3,161	—	—	—	1,031
LG Display Nanjing Co., Ltd.		17,585	60,292	—	—	525,508	—
LG Display Shanghai Co., Ltd.		1,273,823	11,783	—	—	—	366
LG Display Poland Sp. z o.o.		314	—	—	—	34,540	34
LG Display Guangzhou Co., Ltd.		34,051	363,086	7,826	—	2,156,897	10,152
LG Display Shenzhen Co., Ltd.		1,842,778	4,988	—	—	—	7
LG Display Yantai Co., Ltd.		36,628	128,998	15,342	373	2,027,508	25,890
LG Display (China) Co., Ltd.		68,794	10,079	1,552,070	—	—	—
LG Display Singapore Pte LTD.		960,332	1,917	—	—	—	668
L&T Display Technology (Fujian) Limited		453,757	—	15	—	—	793
Nanumnuri Co., Ltd.		95	—	—	—	—	18,528
Global OLED Technology LLC		—	—	—	—	—	6,030
LG Display Guangzhou Trading Co., Ltd.		586,062	326	—	—	—	180
LG Display Vietnam Haiphong Co., Ltd.		4,321	—	—	—	148,758	—
Suzhou Lehui Display Co., Ltd.		207,280	—	—	—	—	—

	~~W~~	22,329,529	603,493	1,575,253	373	4,893,211	71,151

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)	2017
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd. (*)	~~W~~	1	—	—	—	4	6
WooRee E&L Co., Ltd.		—	—	—	—	—	175
INVENIA Co., Ltd.		—	—	1,862	37,296	—	2,255
AVATEC Co., Ltd.		—	530	—	—	90,785	720
Paju Electric Glass Co., Ltd.		—	8,109	380,815	—	—	4,225
Narenanotech Corporation(*)		—	—	279	12,251	—	177
YAS Co., Ltd.		—	—	6,347	69,242	—	2,474

	~~W~~	1	8,639	389,303	118,789	90,789	10,032

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	1,677,434	—	46,765	696,628	—	108,639

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)	2017
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	71,597	—	—	—	—	163
LG Electronics Vietnam Haiphong Co., Ltd.		205,934	—	—	—	—	198
LG Electronics Reynosa S.A. DE C.V.		76,277	—	—	—	—	1,926
LG Electronics Almaty Kazakhstan		14,079	—	—	—	—	53
LG Electronics S.A. (Pty) Ltd.		14,155	—	—	—	—	25
LG Electronics Mexicalli, S.A. DE C.V.		29,115	—	—	—	—	186
LG Electronics RUS, LLC		3,941	—	—	—	—	963
LG Innotek Co., Ltd.		14,836	—	185,464	—	—	5,245
LG Hitachi Water Solutions Co., Ltd.		—	—	—	314,645	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		110,310	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		77,355	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	27,449
Others		3,121	—	3	—	—	8,252

	~~W~~	620,720	—	185,467	314,645	—	44,460

	~~W~~	24,627,684	612,132	2,196,788	1,130,435	4,984,000	234,282

(*)	Represents transactions occurred prior to disposal of the entire investments

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of December 31, 2018 and 2017 are as follows:

(In millions of won)

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2018		December 31, 2017	December 31, 2018	December 31, 2017
Subsidiaries
LG Display America, Inc.	~~W~~	1,031,718	1,795,757	—	—
LG Display Japan Co., Ltd.		349,814	230,804	5	2
LG Display Germany GmbH		433,077	497,677	4,332	—
LG Display Taiwan Co., Ltd.		274,860	436,943	34	106
LG Display Nanjing Co., Ltd.		2,448	176	272,991	85,646
LG Display Shanghai Co., Ltd.		168,117	176,816	1	74
LG Display Poland Sp. z o. o		30	73	6,849	5,480
LG Display Guangzhou Co., Ltd.		167,814	345,212	196,070	189,996
LG Display Guangzhou Trading Co., Ltd.		377,145	88,876	—	—
LG Display Shenzhen Co., Ltd.		32,759	217,542	—	—
LG Display Yantai Co., Ltd.		115	123,059	382,448	30,397
LG Display (China) Co., Ltd.		—	55,309	187,004	150,933
LG Display Singapore Pte. Ltd.		85,680	187,420	1	1
L&T Display Technology (Fujian) Limited		62,336	57,545	139,171	177,487
Nanumnuri Co., Ltd.		—	—	2,065	2,453
Global OLED Technology LLC		—	—	1,146	—
LG Display Vietnam Haiphong Co., Ltd.		22,113	9,119	340,780	58,666
Suzhou Lehui Display Co., Ltd.		32,641	21,110	—	36,919
LG Display High-Tech (China) Co., Ltd.		17,333	—	3,362	—

	~~W~~	3,058,000	4,243,438	1,536,259	738,160

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2018		December 31, 2017	December 31, 2018	December 31, 2017
Associates and their subsidiaries
WooRee E&L Co., Ltd.		—	—	6	61
INVENIA Co., Ltd.		2,000	2,375	1,671	18,523
AVATEC Co., Ltd.		—	—	4,382	2,949
Paju Electric Glass Co., Ltd.		—	—	60,566	60,141
YAS Co., Ltd.		—	375	2,709	6,474

	~~W~~	2,000	2,750	69,334	88,148

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	247,134	550,101	99,574	206,616

(*)	Excluded from related parties due to disposal of equity investments during period 2017.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2018		December 31, 2017	December 31, 2018	December 31, 2017
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	2,782	407	45,815	58,741
LG Hitachi Water Solutions Co., Ltd.		9,100	—	47,463	154,079
Hi Entech Co., Ltd.		—	—	4,782	4,854
Inspur LG Digital Mobile Communications Co., Ltd		6,137	20,953	—	—
LG Electronics Reynosa S.A. DE C.V		2,572	11,494	134	82
LG Electronics India Pvt. Ltd.		9,047	3,030	29	—
LG Electronics Vietnam Haiphong Co., Ltd.		25,544	36,017	—	1
LG Electronics S.A. (Pty) Ltd.		896	2,400	5	4
LG Electronics Egypt S.A.E		10,296	—	—	—
LG Electronics (Kunshan) Computer Co., Ltd.		1,370	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		15	9	90	80
Others		6,855	18,385	1,185	1,309

	~~W~~	74,614	92,695	99,503	219,150

	~~W~~	3,381,748	4,888,984	1,804,670	1,252,074

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(d)

Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	Loans(*1)
Associates	January 1, 2018		Increase	Decrease	December 31, 2018
INVENIA Co., Ltd.	~~W~~	2,375	—	375	2,000
YAS Co., Ltd.		375	—	375	—

	~~W~~	2,750	—	750	2,000

(*1)	Loans are presented based on nominal amounts.

(In millions of won)
	Loans(*1)
Associates	January 1, 2017		Increase	Decrease	December 31, 2017
New Optics Ltd.(*2)	~~W~~	1,000	—	125	875
INVENIA Co., Ltd.		833	2,000	458	2,375
Narenanotech Corporation(*2)		300	—	75	225
YAS Co., Ltd.		833	—	458	375

	~~W~~	2,966	2,000	1,116	3,850

(*1)	Loans are presented based on nominal amounts.
(*2)	Excluded from related parties due to disposal of equity investments during the year ended December 31, 2017.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the years ended December 31, 2018 and 2017 are as follows. These entities are not affiliates according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the year ended December 31, 2018			December 31, 2018
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries(*)	~~W~~	715,580	190,091	82,965	82,028
LG Uplus Corp.		21	1,739	—	178,
LG Chem Ltd. and its subsidiaries		1,648	776,031	14	93,274
Serveone and its subsidiaries		388	1,166,309	21,307	239,091
Silicon Works Co., Ltd		—	713,093	—	140,694
LG Corp.		—	54,434	11,246	—
LG Management Development Institute		—	9,734	3,480	441
LG CNS Co., Ltd. and its subsidiaries		—	210,344	—	72,694
LG Hausys Ltd		1,111	4	—	3
G2R Inc. and its subsidiaries		—	57,744	—	19,773
Robostar		—	1,374	—	530

	~~W~~	718,748	3,180,897	119,012	648,706

(*)

For transactions which LG International and its subsidiaries act as an agent of the Company and receive commission revenue from the Company, above transaction amount only include commission revenue recognized by LG International and its subsidiaries. For prior year comparative purpose, gross sales and others for 2018 amount to ~~W~~715,580 million, respectively, and gross purchase and others for 2018 amount to        million, respectively.

LG DISPLAY CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

28.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2017			December 31, 2017
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International Corp. and its subsidiaries	~~W~~	611,274	1,354,039	110,786	186,799
LG Household & Health Care and its subsidiaries		—	116	—	—
LG Uplus Corp.		152	1,854	—	1,505
LG Chem Ltd. and its subsidiaries		16,915	869,579	8,659	127,416
SK Siltron Co., Ltd. (formerly, Siltron Co., Ltd.)(*)		10	—	—	—
Lusem Co., Ltd.(*)		13	694	1	53
Serveone and its subsidiaries		677	1,390,323	21,565	491,719
Silicon Works Co., Ltd		—	624,127	—	120,031
LG Corp.		—	60,756	4,700	1,523
LG Management Development Institute		—	10,221	3,480	699
LG CNS Co., Ltd. and its subsidiaries		323	226,229	—	90,374
LG Hausys Ltd		1,673	391	—	374
G2R Inc. and its subsidiaries		—	93,799	—	14,275

	~~W~~	631,037	4,632,128	149,191	1,034,768

(*)	Represents transactions occurred prior to disposal of the entire investments.

28.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the years ended December 31, 2018 and 2017 are as follows:

(In millions of won)
	2018		2017
Short-term benefits	~~W~~	2,622	3,724
Expenses related to the defined benefit plan		794	488

	~~W~~	3,416	4,212

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

29.	Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2018 and 2017 is as follows:

(In millions of won)
	2018		2017
Non-cash investing and financing activities:
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	(725,744)	638,907
Changes in other accounts receivable arising from the investment by the subsidiary’s dividend.		(405,992)	—

Please refer to the detailed footnotes and final financial statements in the audit report, which will be on the electronic disclosure system (<http://dart.dss.or.kr>) on the last week of February

Appendix-1. Consolidated Statements of Changes in Equity

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

(In millions of won)	Attributable to owners of the Controlling Company
	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non- controlling interests	Total equity
Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

Total comprehensive income (loss) for the year
Profit for the year		—	—	1,802,756	—	1,802,756	134,296	1,937,052
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax
Remeasurements of net defined benefit liabilities, net of tax		—	—	(7,001)	—	(7,001)	—	(7,001)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(200,707)	(200,707)	(31,031)	(231,738)
Other comprehensive income from associates and joint ventures		—	—	441	905	1,346	—	1,346

Total other comprehensive loss		—	—	(6,560)	(199,802)	(206,362)	(31,031)	(237,393)

Total comprehensive income (loss) for the year	~~W~~	—	—	1,796,196	(199,802)	1,596,394	103,265	1,699,659

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(5,929)	(5,929)
Capital contribution from non-controlling interests		—	—	—	—	—	4,300	4,300

Balances at December 31, 2017	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	10,621,571	(288,280)	14,373,483	608,027	14,981,510

Total comprehensive income (loss) for the year
Profit for the year		—	—	(207,239)	—	(207,239)	27,796	(179,443)
						—
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	—	—	—
Remeasurements of net defined benefit liabilities, net of tax		—	—	4,521	—	4,521	—	4,521
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(12,725)	(12,725)	(7,262)
Other comprehensive income from associates and joint ventures		—	—	20	37	57		57

Total other comprehensive loss		—	—	4,541	(12,688)	(8,147)	(7,262)	(15,409)

Total comprehensive income (loss) for the year	~~W~~	—	—	(202,698)	(12,688)	(215,386)	20,534	(194,852)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests						—	(53,107)	(53,107)
Capital contribution from non-controlling interests		—	—	—	—	—	331,603	331,603

Balances at December 31, 2018	~~W~~	1,789,079	2,251,113	10,239,965	(300,968)	13,979,189	907,057	14,886,246

See accompanying notes to the consolidated financial statements.

Appendix-2. Seperate Statements of Changes in Equity

Separate Statements of Changes in Equity

For the years ended December 31, 2018 and 2017

(In millions of won)
	Share capital		Share premium	Retained earnings	Total equity
Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	8,195,255	12,235,447

Total comprehensive income for the year
Profit for the year		—	—	1,779,721	1,779,721
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(7,001)	(7,001)

Total other comprehensive loss		—	—	(7,001)	(7,001)

Total comprehensive income for the year	~~W~~	—	—	1,772,720	1,772,720

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	(178,908)

Balances at December 31, 2017	~~W~~	1,789,079	2,251,113	9,789,067	13,829,259

Balances at January 1, 2018	~~W~~	1,789,079	2,251,113	9,789,067	13,829,259

Total comprehensive income (loss) for the year
Profit for the year		—	—	(442,291)	(442,291)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	4,521	4,521

Total other comprehensive loss (Income)		—	—	4,521	4,521

Total comprehensive income (loss) for the year	~~W~~	—	—	(437,770)	(437,770)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	(178,908)

Balances at December 31, 2018	~~W~~	1,789,079	2,251,113	9,172,389	13,212,581

See accompanying notes to the separate financial statements.

B. Agenda 2: Amendment to the Articles of Incorporation

- Reasons for amending the Articles of Incorporation:

a. To reflect applicable provisions of the Act on the Electronic Registration of Stocks and Bonds, Etc., which has been enacted in order to improve the efficiency and transparency of securities transactions and is expected to become effective in September 2019.

b. To reflect applicable provisions of the Act on External Audit of Stock Companies, Etc. and the Korean Commercial Code.

Before Amendment	After Amendment	Purpose of Amendment

Article 5 (Method of Public Notice)

Public notice by the Company shall be given by publication in “Maeil Business Newspaper” and “The Chosun Ilbo,” both daily newspapers of general circulation published in Seoul.

Article 5 (Method of Public Notice)

Public notice by the Company shall be given on the Company’s website (http://www.lgdisplay.com). However, if public notice cannot be given on the Company’s website due to technical difficulties or other unavoidable circumstances, it shall be published in “Maeil Business Newspaper” and “The Chosun Ilbo”, both daily newspapers of general circulation published in Seoul.

•   To reflect applicable provisions of the Korean Commercial Code

-   Reflect changes in the method of public notice under the Korean Commercial Code.

-   Enhance the accessibility of information through announcement via the Company’s website.

Article 8 (Types of Share Certificates)

The share certificates of the Company shall be issued in the following eight (8) denominations: one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1,000), and ten thousand (10,000) shares.

Article 8 (Electronic Registration of Shares and Rights that would otherwise be Indicated on Certificates of Preemptive Rights)

In lieu of issuing share certificates or certificates of preemptive rights, the Company shall electronically register the shares and rights that would otherwise be indicated on certificates of preemptive rights on an electronic registry of an electronic registration institution.

•   To reflect applicable provisions of the Electronic Securities Registration Act

-   Delete the provision on the types of share certificates of the Company and their denominations.

-   Establish grounds for electronic registration of shares and preemptive rights that would otherwise be indicated on certificates.

Article 13 (Transfer Agent)

(1)   The Company shall retain a transfer agent for shares.

(2)   The transfer agent, the location where its services are rendered and the scope of a transfer agent’s duties shall be determined by a resolution of the Board of Directors of the Company and shall be publicly notified.

(3)   The Company shall keep the shareholders registry, or a duplicate thereof, at a location where a transfer agent renders its services. In addition, the Company shall cause the transfer agent to handle activities such as making entries into its shareholders registry, registering the creation and cancellation of pledges over shares, indicating or canceling trust assets, issuing share certificates, receiving reports filed, and other related businesses.

(4)   Those activities of a transfer agent set forth in Paragraph (3) above shall be performed in accordance with the Regulations for Securities Agency Business of the Transfer Agent.

Article 13 (Transfer Agent)

(1)   The Company shall retain a transfer agent for shares.

(2)   The transfer agent, the location where its services are rendered and the scope of a transfer agent’s duties shall be determined by a resolution of the Board of Directors of the Company and shall be publicly notified.

(3)   The Company shall keep the shareholders registry, or a duplicate thereof, at a location where a transfer agent renders its services. In addition, the Company shall cause the transfer agent to handle activities such as the electronic registration of shares, management of the shareholders registry and other related businesses.

(4)   Those activities of a transfer agent set forth in Paragraph (3) above shall be performed in accordance with the Regulations for Securities Agency Business of the Transfer Agent.

• To reflect applicable provisions of the Electronic Securities Registration Act - Modify the scope of the transfer agent’s responsibilities.

Article 14 (Report of Name, Address and Seal or Signatures of Shareholders and Others)

(1)   Shareholders and registered pledgees shall report their names, addresses and seals or signatures to a transfer agent prescribed by Article 13 herein.

Article 14 [Deleted]

•   To reflect applicable provisions of the Electronic Securities Registration Act

-   Delete the requirement for shareholders to report their information to the transfer agent, as such reporting is no longer necessary when shares are registered electronically.

(2)   Shareholders and registered pledgees who reside in a foreign country shall report their appointed agents and their addresses in Korea to whom notices are to be sent.

(3)   The above provisions shall also apply to changes in any item mentioned in Paragraphs (1) and (2).

[N/A]

Article 15-4 (Electronic Registration of Bonds and Warrant Rights that would otherwise be Indicated on Certificates)

In lieu of issuing bond or warrant certificates, the Company shall electronically register the bonds and warrant rights that would otherwise be indicated on certificates on an electronic registry of an electronic registration institution.

•   To reflect applicable provisions of the Electronic Securities Registration Act

-   Establish grounds for electronic registration of bonds and warrant rights that would otherwise be indicated on certificates.

Article 15-4 (Provisions Applicable to Bond Issuance) Articles 13 and 14 shall apply mutatis mutandis to issuance of bonds.	Article 15-5 (Provisions Applicable to Bond Issuance) Article 13 shall apply mutatis mutandis to issuance of bonds.	• To reflect applicable provisions of the Electronic Securities Registration Act - Reflect the deletion of Article 14.

Article 31 (Resolutions of the Board of Directors)

(1)   The quorum for the Meeting of the Board of Directors of the Company shall require the presence of the majority of Directors in office.

(2)   Resolutions of a meeting of the Board of Directors shall be adopted by the affirmative votes of a majority of the Directors present.

Article 31 (Resolutions of the Board of Directors)

(1)   The quorum for the Meeting of the Board of Directors of the Company shall require the presence of the majority of Directors in office.

(2)   Resolutions of a meeting of the Board of Directors shall be adopted by the affirmative votes of a majority of the Directors present.

•   To reflect applicable provisions of the Korean Commercial Code

-   Reflect revisions relating to the method of participation in resolutions of the board of directors under the Korean Commercial Code.

-   Reflect permission for a director’s participation in the resolutions of the board of directors through an audio conference call without visual images under the Korean Commercial Code.

(3)   The Board of Directors may allow all or part of the Directors in office to exercise his/her and/or their voting rights by telecommunication means through which they may transmit and receive visual images and voices at the same time without attending a meeting of the Board of Directors in person. In such case, the concerned Director(s) shall be deemed as having attended the meeting of the Board of Directors in person.

(4)   Each member of the Board of Directors shall have one (1) voting right; provided, however, that any person who has special interests concerning a resolution of the Board of Directors may not exercise his/her voting right.

(3)   The Board of Directors may allow all or part of the Directors in office to exercise his/her and/or their voting rights by telecommunication means through which they may transmit and receive voices at the same time without attending a meeting of the Board of Directors in person. In such case, the concerned Director(s) shall be deemed as having attended the meeting of the Board of Directors in person.

(4)   Each member of the Board of Directors shall have one (1) voting right; provided, however, that any person who has special interests concerning a resolution of the Board of Directors may not exercise his/her voting right.

Article 41-2 (Appointment of Independent Certified Public Accountant)

The Company shall appoint an independent certified public accountant after obtaining an approval of the Company’s Audit Committee, and shall report such to the first ordinary General Meeting of Shareholders to be convened after such appointment.

Article 41-2 (Appointment of External Auditor)

The Company shall appoint an external auditor pursuant to the Act on External Audit of Stock Companies, Etc. and shall report such fact at the first ordinary General Meeting of Shareholders to be convened after the appointment or shall otherwise notify or publicly announce such fact to the shareholders as prescribed in the Enforcement Decree of the Act on External Audit of Stock Companies, Etc.

•   To reflect applicable provisions of the Act on External Audit of Stock Companies, Etc.

-   Included additional methods of notification or public announcement for notifying the appointment of an external auditor to the shareholders in accordance with the Act on External Audit of Stock Companies, Etc. and the Enforcement Decree thereunder.

C. Agenda 3: Appointment of Directors

- The following 4 candidates were proposed to be reappointed and newly appointed as directors.

3-1) Young Soo Kwon (Non-standing Director)

Date of birth: February, 1957

Candidate for Outside Director: None

Nominator: Board of Directors

Appointment Term: 3 years

Type of appointment: Newly Appointed

Main experience: CEO of LG Display

Present position: CEO & President, LG

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

3-2) Kun Tai Han (Outside Director)

Date of birth: October, 1956

Candidate for Outside Director: Yes

Nominator: Outside Director Nomination Committee

Appointment Term: 3 years

Type of appointment: Reappointed

Main experience: CEO, Korea Leadership Center

Present position: CEO, Han’s Consulting

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

3-3) Chang-Yang Lee (Outside Director)

Date of birth: September, 1962

Candidate for Outside Director: Yes

Nominator: Outside Director Nomination Committee

Appointment Term: 3 years

Type of appointment: Newly Appointed

Main experience: Policy making at the Ministry of Trade and Industry of Korea

Present position: Professor of Economics and Public Policy, KAIST

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

3-4) Dong Hee Suh (Standing Director)

Date of birth: February, 1964

Candidate for Outside Director: None

Nominator: Board of Directors

Appointment Term: 1 years

Type of appointment: Newly Appointed

Main experience: Head of Ethical Management Department, LG Household & Health Care

Present position: CFO & Senior Vice President, LG Display

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

D.	Agenda 4: Appointment of Audit Committee Members

- The following 2 candidates were proposed to be reappointed and newly appointed as Audit Committee Member.

4-1) Kun Tai Han (Outside Director)

Date of birth: October, 1956

Candidate for Outside Director: Yes

Nominator: Board of Directors

Appointment Term: 3 years

Type of appointment: Reappointed

Main experience: CEO, Korea Leadership Center

Present position: CEO, Han’s Consulting

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

4-2) Chang-Yang Lee (Outside Director)

Date of birth: September, 1962

Candidate for Outside Director: Yes

Nominator: Board of Directors

Appointment Term: 3 years

Type of appointment: Newly Appointed

Main experience: Policy making at the Ministry of Trade and Industry of Korea

Present position: Professor of Economics and Public Policy, KAIST

Business Transaction with LG Display during the last 3 years: None

Nationality: Korean

E. Agenda 5: Approval of Remuneration Limit for Directors

- Remuneration limit for directors in 2019 is for all 7 directors including 4 outside directors.

The remuneration limit in 2019 is same as that of 2018.

Category	FY2018	FY2019
Number of Directors (Number of Outside Directors)	7 (4)	7 (4)
Total Amount of Remuneration Limit	KRW 8.5 billion	KRW 8.5 billion

IV.	Matters Relating to the Solicitor of Proxy

1. Matters Relating to the Solicitor of Proxy

A. Name of Solicitor: LG Display Co., Ltd.

B. Number of LG Display Shares Held by Solicitor: None

C. The Principal Shareholders of the Solicitor

Name of principal shareholder	Relationship with LGD	Number of shares held	Ownership ratio
LG Electronics Inc.	Largest shareholder	135,625,000 (common stock)	37.90%
Sang Beom Han	Director (President, CEO)	48,355 (Common stock)	0.01%
Sang Don Kim	Director	6,000 (Common stock)	0.00%
Gi Ryun Jung	Others	400 (Common stock)	0.00%
Young Soon Hong	Others	400 (Common stock)	0.00%
Total	—	135,680,155 (common stock)	37.92%

2. Matters Relating to the Proxy

Name of Agents for the Proxy	Daniel Kim	Su Yeon Suh	Jee Hae Choi
Number of Shares Held by Agents as of 2018 End.	155	—	16
Relationship with LGD	Employee	Employee	Employee

3. Criteria for Shareholders Whom Proxy is Asked to

- All shareholders holding more than 10,000 shares of LGD common stock

4. Others

- The Period of Proxy Instruction: From Feb. 26, 2019 to Mar. 14, 2019 (Prior to the AGM day)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 22, 2019	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President